BAKER & McKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
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(Gaikokuho Joint Enterprise)
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05008243

FILE NO. 82-4837

May 11, 2005

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

October 26, 2004	Consolidated Financial Results for the Six-Month Period Ended September 30, 2004 (Translation)
	Non-Consolidated Financial Results for the Six-Month Period Ended September 30, 2004 (Translation)
January 18, 2005	Acquisition of Shares of At-Loan Co., Ltd. (Conversion to Subsidiary) (Translation)
June 26, 2005	Increase in Year-End Cash Dividend (Translation)
January 26, 2005	Consolidated Financial Results for the Nine Month Period Ended December 31, 2004 (Translation)
March 17, 2005	Notice of the reorganization, movement and change of duties assigned to Directors and Executive Officers, and personnel movement (Excerpt Translation)

April 17, 2005 Notice of Issuance of ¥10 Billion 34th Unsecured Straight Bonds (Excerpt Translation)

Yours truly,



Ken Takahashi

Encls.

cc: Promise Co., Ltd.
The Nomura Securities, Co., Ltd. (w/o Documents)

Consolidated Financial Results for the Six-Month Period Ended September 30, 2004

The summary of this document (unaudited) has been translated from the original Japanese document released on October 26, 2004 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company name: Promise Co., Ltd.
Stock Code: 8574
(URL: http://cyber.promise.co.jp/)
Stock Listing: Tokyo Stock Exchange
Head Office: Tokyo

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515
Meeting of Board of Directors for approval of results: October 26, 2004
Application of U.S. GAAP: Not applicable

1. Consolidated Financial Results for Interim Period Ended September 2004 (Apr. 1, 2004–Sept. 30, 2004)

(1) Consolidated Operating Results

(Note: In this report, amounts (consolidated) of less than one million yen are omitted and per share figures are rounded down to two decimal places)

	Operating income		Operating profit		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Six-months ended Sept. 30, 2004	186,605	(7.6)	66,441	56.4	67,877	53.8
Six-months ended Sept. 30, 2003	202,024	(1.6)	42,474	(27.2)	44,141	(24.2)
Year ended Mar. 31, 2004	390,980		87,869		89,858	

	Net income		Net income per share	Diluted net income per share
	Millions of yen	%	Yen	Yen
Six-months ended Sept. 30, 2004	40,080	49.9	315.99	315.89
Six-months ended Sept. 30, 2003	26,743	(18.0)	219.94	—
Year ended Mar. 31, 2004	41,576		342.18	—

Notes: 1. Equity in net gain of affiliate
Six-months ended Sept. 30, 2004: ¥ 166 million
Six-months ended Sept. 30, 2003: ¥ 8 million
Year ended Mar. 31, 2004: ¥ 94 million
2. Average number of shares
Six-months ended Sept. 30, 2004: 126,838,325
Six-months ended Sept. 30, 2003: 121,593,915
Year ended Mar. 31, 2004: 121,256,422
3. Change in accounting method: Applicable
4. Percentages for operating income, operating profit, recurring profit, and net income represent percentage changes from the same period of the previous year.

(2) Consolidated Financial Position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Sept. 30, 2004	1,710,632	765,032	44.7	5,692.08
Sept. 30, 2003	1,777,110	625,105	35.2	5,169.91
Mar. 31, 2004	1,718,721	636,667	37.0	5,260.21

Note: Number of shares outstanding
Sept. 30, 2004: 134,402,787
Sept. 30, 2003: 120,912,176
Mar. 31, 2004: 121,018,416

(3) Consolidated Cash Flows

	Net cash provided by operating activities	Net cash provided by investing activities	Net cash used in financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Six-months ended Sept. 30, 2004	37,098	10,695	(21,431)	127,789
Six-months ended Sept. 30, 2003	29,346	69,319	(46,640)	158,278
Year ended Mar. 31, 2004	93,967	28,956	(127,970)	101,110

(4) Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries: 9
Non-consolidated subsidiaries accounted for by the equity method: —
Affiliates accounted for by the equity method: 1

(5) Changes in the Scope of Consolidation and Equity Method

Newly consolidated subsidiaries: 1
Subsidiaries excluded from consolidation: —
Newly companies included in equity method accounting: —
Companies excluded from equity method accounting: —

2. Forecast for the Fiscal Year Ending March 31, 2005 (Apr. 1, 2004–Mar. 31, 2005)

	Operating income	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Year ending Mar. 31, 2005	367,757	109,200	63,000

Reference: Projected net income per share for the fiscal year ending Mar. 31, 2005: ¥481.70

Notes: 1. Projected net income per share for the fiscal year ending Mar. 31, 2005 is calculated based on projected average number of shares of 130,610,194.

2. The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

Appendix

1. Company Profile

(1) The Promise Group consists of Promise Co., Ltd., 9 consolidated subsidiaries, 3 non-consolidated subsidiaries and 2 affiliated companies (including one accounted for by the equity method of consolidation). The Group's principal business activities and the operations of each subsidiary and affiliated company are described below.

Financing Business

The financing business is Promise Group's principal business. It mainly involves the direct provision of both unsecured and unguaranteed small-lot loans (i.e., the consumer finance business) to general consumers based on simplified credit analysis.

The Group is constructing a system that will enable it to provide comprehensive consumer loan services to a wide range of customers. In Japan, Promise Co., Ltd., Plat Corporation (consolidated subsidiary), Sun Life Co., Ltd., (consolidated subsidiary), and MOBIT CO., LTD. (equity-method affiliate) operate consumer loan businesses.

Overseas, PROMISE (HONG KONG) CO., LTD. (consolidated subsidiary) operates a consumer loan business in Hong Kong.

Promise and MOBIT also provide guarantees on loans made by financial institutions to individuals. PAL Servicer Co., Ltd. (consolidated subsidiary) operates a debt factoring and collection business.

Other Businesses

In addition to the aforementioned businesses, the Promise Group leverages the know-how cultivated in its core consumer loan business to develop finance-related businesses.

PAL Life Co., Ltd. (consolidated subsidiary) operates a real estate business centered on the Pal Building, for the collection of rents for tenant-occupied buildings. PAL Life also provides a variety of services, including travel arrangements and credit verification, to Group companies.

Net Future Co., Ltd. (consolidated subsidiary) provides telemarketing services to Group companies. STC Co., Ltd. (consolidated subsidiary) provides computer system design, operation, and management for Group companies.

Overseas, in Taiwan, PROMISE (TAIWAN) Co., Ltd. (consolidated subsidiary) provides credit appraisal and analysis for loans and purchase of claimable assets services to a local bank.

Notes: 1. System Trinity Co., Ltd. changed its name to STC Co., Ltd., effective July 1, 2004.
2. Due to the increased materiality of the business operations of PROMISE (TAIWAN) Co., Ltd., it has been included in the scope of consolidation commencing with the interim period under review.

The names and business descriptions of other affiliated companies are listed below.

[Domestic subsidiary]	[Business description]
All Japan Information Center Co., Ltd.	Holding of securities

[Overseas subsidiaries and affiliated company]	[Business Description]
PROMISE (EUROPE) S.A.	Management of golf courses
PAL Investment (Cayman) Co., Ltd.	Investment in China (NANJING SHENZHOU SEED INDUSTRY CO., LTD.)
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	Production, processing, and sales of agricultural seeds

(2) Promise Group Organization



Financing Business
Other Businesses
(Domestic companies)
Customers
Promise Co., Ltd.
(The Company)
Business support
PAL Life Co., Ltd.
(Consolidated subsidiary)
Plat Corporation
(Consolidated subsidiary)
Telemarketing
Net Future Co., Ltd.
(Consolidated subsidiary)
Sun Life, Co., Ltd.
(Consolidated subsidiary)
System development
STC Co., Ltd.
(Consolidated subsidiary)
MOBIT CO., LTD.
(Equity-method affiliate)
All Japan Information Center Co., Ltd.
(Subsidiary)
PAL Servicer Co., Ltd.
(Consolidated subsidiary)
Customers
(Overseas companies)
Liang Jing Co., Ltd.
(Consolidated subsidiary)
PROMISE (TAIWAN) Co., Ltd.
(Consolidated subsidiary)
PROMISE (HONG KONG) CO., LTD.
(Consolidated subsidiary)
PROMISE (EUROPE) S.A.
(Subsidiary)
PAL Investment (Cayman) Co., Ltd.
(Subsidiary)
NANJING SHENZHOU SEED INDUSTRY CO., LTD.
(Affiliated company)

(3) Status of Consolidated Subsidiaries

Name	Location	Capital	Principal business	% of voting rights	Related information				Notes
					Directors	Capital support	Business dealings	Leased facilities	
Plat Corporation	Kita-ku, Osaka	¥2,400 million	Consumer finance	100.00	7 (5)	Debt guarantees and loans	ATM network tie-up	Offices	
Sun Life Co., Ltd.	Takamatsu, Kagawa Prefecture	¥185 million	Consumer finance	100.00	4 (3)	Loans	ATM network tie-up	Offices	
PAL Servicer Co., Ltd.	Setagaya-ku, Tokyo	¥500 million	Debt collection	100.00	5 (3)	Debt guarantees	—	—	
PAL Life Co., Ltd.	Chiyoda-ku, Tokyo	¥3,000 million	Credit obligation investigations, management of leased real estate	100.00	5 (3)	Loans	—	Offices	
Net Future Co., Ltd.	Chiyoda-ku, Tokyo	¥300 million	Telemarketing, ATM management /administration	100.00	5 (3)	Debt guarantees and loans	—	Offices	
STC Co., Ltd.	Chiyoda-ku, Tokyo	¥90 million	Computer system design, operation, and management	100.00	5 (2)	Loans	—	Offices	1
PROMISE (HONG KONG) CO., LTD.	Hong Kong	HK$45,000 thousand	Consumer finance	100.00	4 (3)	Debt guarantees	—	—	
Liang Jing Co., Ltd.	Taipei, Taiwan	NT$290,000 thousand	Automobile installment sales	100.00	4 (3)	Debt guarantees	—	—	
PROMISE (TAIWAN) Co., Ltd.	Taipei, Taiwan	NT$250,000 thousand	Credit appraisal and analysis for loans and purchase of claimable assets	70.00	3 (2)	Debt guarantees	—	—	2

Notes: 1. System Trinity Co., Ltd. changed its name to STC Co., Ltd, effective July 1, 2004.
2. Due to the increased materiality of the business operations of PROMISE (TAIWAN) Co., Ltd., the subsidiary has been included in the scope of consolidation commencing with the interim period under review.
3. The figure in parentheses under directors represents the number of directors serving in concurrent positions.

(4) Status of Equity-Method Affiliate

Name	Address	Capital	Principal business	% of voting rights	Related information				Notes
					Directors	Capital support	Business dealings	Leased facilities	
MOBIT CO., LTD.	Shinjuku-ku, Tokyo	¥20,000 million	Consumer finance	45.00	4 (2)	—	ATM network tie-up	—	

Note: The figure in parentheses under directors represents the number of directors serving in concurrent positions.

2. Management Policies, Business Results and Financial Condition, Business Risks

(1) Management Policies

1) Basic Management Policies

To earn the support of a wide customer base and attain sustainable growth, the Promise Group is making its utmost efforts to realize the Promise Vision.

The Promise Vision is a paradigm for the Company to specialize in the consumer finance business and focus on businesses that evolve in tandem with customer needs and the times. The Promise Vision is also a roadmap for evolution from lender-borrower relationships to advisor-client relationships. Through such initiatives, Promise aims to evolve into a personal main bank that can provide financial support and advice to customers on a one-to-one basis.

Despite increasingly fierce inter-industry competition, the Promise Group is striving to generate earnings and strengthen its business foundation by creating a high-quality loan portfolio and offering highly personalized lending services to an even broader customer base. Looking ahead, the Group aims to promote more-efficient use and greater sharing of its corporate resources and assets as well as to raise efficiency in accordance with circumstances. By taking these measures, the Group is striving to improve return on assets (ROA), which it regards as the most important management indicator.

2) Dividend Policy

The Promise Group considers returning a portion of profits to shareholders to be an issue of the highest priority. Looking ahead, the Promise Group intends to further enhance retained earnings and bolster its financial condition. On the other hand, the Group will work to improve earnings by drawing on a solid business foundation formed by high-quality assets and will return profits in accordance with shareholder expectations.

In view of the market environment, the Company's policy regarding the use of retained earnings is to strengthen the Group's business structure through effective investment in such areas as product development, information technology and human resource development to achieve growth in earning power, corporate worth and, by extension, shareholder value.

3) Medium- and Long-Term Business Plan

Working toward the goals of its long-term vision, Promise Group is focused on building its core consumer finance business around a full-line interest rate strategy. The Group is also expanding its peripheral financial businesses and international business, aiming to establish a base for new growth and to strengthen its earnings capability.

Promise's full-line interest rate strategy aims to address the cash needs of a broad base of consumers by offering different brands within the Promise Group, each with a different interest rate range. Currently, the parent company provides consumer loans with an interest rate band of 17.8% to 25.55%, while MOBIT CO., LTD., supplies consumer loans in the 15% and 18% range, and Plat Corporation and Sun Life Co., Ltd., market their consumer loans with a ceiling of 29.2%. By using these three interest rate bands, the Company is targeting customer base expansion.

The business and capital alliance concluded with Sumitomo Mitsui Financial Group, Inc., in June 2004 aims to further develop this full-line interest rate strategy and achieve additional customer base growth. Furthermore, under this alliance, the two partners plan to combine their brand power, customer bases, know-how, and experience to offer a quality consumer finance service that will be viewed as number one in the minds of consumers. In addition, the partners will take steps to develop peripheral financial businesses around loan guarantee and servicing businesses, with the goal of establishing a new earnings base over the medium term.

To achieve growth in its overseas business, Promise is expanding the businesses of PROMISE (HONG KONG) CO., LTD. (consumer finance) and PROMISE (TAIWAN) Co., Ltd. (loan guarantees) while also researching new markets throughout Asia, with a view to developing new earnings bases.

4) Basic Stance on Corporate Governance and Status of Policy Execution

[1] Basic Stance on Corporate Governance

The Promise Group believes that, as a trusted corporate citizen, a corporate governance system is essential to maintaining a relationship of coexistence and coprosperity with society. The Group considers that increasing management efficiency, soundness, and transparency and achieving strict compliance with rules and regulations is extremely important to this goal, and is taking steps to strengthen and expand its related organizations accordingly.

[2] Status of Corporate Governance Organization for Business Decisions and Execution by Management and Audit Function

The Company introduced an executive officer system in June 2002. As a result, the Board of Directors has been reduced to six members, enabling the Board to adequately deliberate strategies to deal with pressing issues and to make speedy business decisions.

In its management audit function, Promise employs a corporate auditor system that consists of four auditors, of which two are outside auditors. In addition to monitoring the Board of Directors, the auditors also fulfill an audit function for business execution by sitting in on the Executive Officers and other important meetings.

Authority and responsibility for the overall business activities of the Company are clarified by in-house regulations and other rules. A structure also has been established to ensure sound and appropriate business activities. When necessary, the appropriate action to take on issues can be confirmed with several sections, including the Compliance Department and the Legal Department, and the Inspection Department conducts regular internal inspections. Furthermore, the Company is strengthening the cooperation among the internal auditing departments of individual Group companies, and is taking steps to establish a Groupwide internal auditing system.

Promise's outside auditors have no business relationships with the Company or other conflicts of interest regarding their positions.

The following is a schematic of the Promise Group's corporate governance organization.



General Meeting of Shareholders
Elect/Dismiss
Elect/Dismiss
Board of Auditors: 4
(Outside Auditors: 2)
Audit
Board of Directors: 6
President and Representative Director
Legal advisor
Advice
Guidance
Certified Public Accountant
Audit
Compensation Committee
Ethics Committee
Elect/Dismiss
Corporate auditors of Group companies
Audit
Audit
Executive Officers
Group Companies
Group Companies' Directors
Supervision
Affiliated Business Dept.
(Group company supervision)
Corporate Planning Dept.
(Risk Management)
Cooperation
Dept. In-Charge of Compliance
Cooperation
Compliance Dept.
(Contact point for counseling on ethics issues)
(Internal communications system)
Reporting, Contacting, Counseling
Dept. In-Charge of Internal Audit
Cooperation
Inspection Dept.
Legal Dept.
Cooperation
Education, Enlightenment, Guidance, Decisions
Inspection
Guidance, Decisions
Regulatory Agency
Instruction
Supervision
Divisions and Departments (Head Office, Branches, Collection & Research and Call Centers)
Compliance Managers
(Divisional and departmental heads: 107)
Strict implementation, Guidance. Decisions
Reporting, Contacting, Counseling
Compliance Administrators
(Managers and branch heads: 480)
Strict implementation, Guidance. Decisions
Reporting, Contacting, Counseling
Employees
(including temporary and part-time workers)
Media and Investors
Timely disclosure, meetings, IR activities
Corporate Communications Dept.
Financing
Treasury Dept.
Customers
Questions, enquires, complaints
Customer Relationship Dept.

[3] Reinforcing the Compliance System

For many years, Promise has worked to infuse awareness of the compliance system Companywide by producing a code of ethics: holding in-house and training sessions and on-the-job training, and introducing other initiatives. However, to further heighten the awareness of individual employees, the Company is now taking steps to increase employees' understanding of compliance, principally through the Compliance Department, which was established in October 2001. These measures include an active educational program and the use of internal publications. Moreover, Promise has implemented measures to develop its compliance system. The Company has set up a Help Line (corporate ethics inquiries and counseling) and appointed 107 compliance managers and 480 compliance administrators throughout its sections and divisions, including sales branches. In addition, Promise has an implementation plan and reviews its progress status every fiscal quarter.

To further strengthen its compliance system, the Company encourages its employees to become qualified in this area by taking the Compliance Officer Certification Examination (Consumer Finance Course), which has been sponsored by the Kinzai Institute for Financial Affairs, Inc., since 2003. Over the past two years, a total of 2,105 employees have passed this examination. Through this and other measures, Promise is working to firmly ingrain the concept of compliance in its corporate culture.

[4] Strengthening and Expanding Disclosure

From the point of view of improving the transparency of management and strengthening its disclosure for shareholders, the Company is actively carrying out IR activities in Japan and abroad, working to bolster and expand its disclosure.

Through press releases, financial information, and other IR tools and its web site (http://cyber.promise.co.jp/), Promise promotes greater understanding of its management strategies and business developments. Top management takes the initiative in this process by personally explaining the Company's activities to others through information meetings and regular contact with securities analysts and investors. At the same time, top management listens carefully to the opinions and wishes of shareholders and investors regarding management, using them as feedback regarding the Company's management practices.

5) Other Important Management Issues

Business and Capital Alliance with Sumitomo Mitsui Financial Group

In September 2004, the Company concluded a business agreement with Sumitomo Mitsui Financial Group, Inc.

Under the agreement, Promise will install its *Chosoku* loan processing machines in the branches of Sumitomo Mitsui Banking Corporation. The Company and the Bank will establish a joint venture through which they will jointly develop and offer consumer loans based on a new Cascade Scheme. The new scheme seeks to develop new sales channels based mainly on the sale of loan guarantees for the new consumer loan product and to further expand business tie-ups with other members of the partners' corporate groups.

In July 2004, the Company made a third-party allotment of shares to Sumitomo Mitsui Banking Corporation and sold said bank treasury shares. The transfer of shares was made to promote the mutual sharing of the profits and to solidify the strategic alliance.

(2) Business Results and Financial Condition

1) Overview of Interim Period Ended September 30, 2004 and Business Results

During the interim period under review, the Japanese economy remained in a mild recovery phase. Reflecting this trend, exports expanded against the backdrop of the recovery in the global economy, domestic private-sector capital investment grew and corporate performances improved. In contrast, the recovery in employment and wage conditions continued to be delayed. Although the unemployment rate declined slightly, it remained at a high level and actual wage levels moved downward.

Under these conditions, the Promise Group gave top priority to minimizing nonperforming loans and increasing customer retention. As part of these efforts, management has introduced new policies, bolstered mechanisms for credit asset management and aggressively cut costs.

Results for the interim period ended September 30, 2004 by business are provided below.

[1] Financing Business

In the core consumer finance business, although there were encouraging signs in the market, there were also many uncertainties about its direction. As the result of the use of stricter standards for

approving loans and the impact of the sale of GC Co., Ltd., in the previous fiscal year, the balance of loans outstanding fell slightly.

Consequently, in the interim period ended September 30, 2004, the consumer finance business recorded financial revenues of ¥180,954 million, down ¥13,983 million, or 7.2%, from the previous interim period.

The major policies undertaken in the interim period ended September 30, 2004 are outlined below.

(Strengthening organizational structure)

In response to the ever-changing business environment, the Promise Group flexibly reviews its organizational structure to ensure that its organization demonstrates its maximum capabilities from the point of view of efficiency and results.

In August 2004, Promise integrated its Marketing Planning, Marketing Development and Internet Business Development departments into the new Marketing Planning Department to strengthen the planning and development of its Marketing Division. The Company also spun off the advertising and promotion function into the new, independent Advertising Department. Furthermore, in conjunction with the strategic alliance with Sumitomo Mitsui Financial Group, Promise set up the Strategic Alliance Project responsible for planning and implementation of cooperative activities. Each project team is formed using a horizontal organizational structure that combines members from different departments, with the goal of quickly establishing businesses covered by the agreement.

(Improving loan portfolio quality)

The Promise Group addresses its major issues of minimizing nonperforming loans and increasing customer retention through detailed responses to the needs of each customer based on thorough communication.

Promise has an automated credit provision system based on statistical analysis. The system is optimized by revising it in response to changes in the business environment, a process that has highly refined its precision. In addition, the Company has introduced a "Navigation System" that further refines the approval process by recording transaction details and individual conditions and other qualitative information into a database and assigning such details greater weight than previously in the credit approval process.

Promise has taken a variety of steps to enable more effective use of this "Navigation System." It has established a loan management system whereby branches manage their new loans comprehensively from inception to collection and revised its Loan Collection Guidelines, strict self-regulatory standards aimed at achieving legal compliance. Besides making progress with the implementation of these systems and rules, the Company is also focusing its attention on improving the customer counseling abilities of employees through various training courses and on-the-job training and on achieving their thorough compliance with rules and regulations.

In addition, Promise's loan management know-how is also being put to use by Plat Corporation and Sun Life Co., Ltd. By revising its loan management system as needed, the Company is striving to strengthen its lending system and improve the quality of its loan portfolio.

(Expanding product line and business channel network)

Promise is making efforts to expand its services using IT and business alliances for the purpose of acquiring new customers and increasing the level of satisfaction of existing ones.

Among products, the Company is enlarging its unsecured loan product line principally around free and expanded services for its cashing services. Promise also aims to develop products and systems that meet customers' diverse needs, such as issuing a membership card with cashing privileges based on business tie-ups with other companies or commercial organizations or providing consumer loans through business tie-ups.

The Company has continued to extend its payment/withdrawal channel, forming alliances with financial institutions and convenience stores. At the end of September 2004, Promise had a total of 120,781 locations (105,987 ATMs and CDs, 14,794 convenience stores) in its payment/withdrawal channel, including its own ATMs and those of its 429 alliance partners, making it the industry leader in terms of network scale. The Company has also worked to provide customers with an environment where it is "easy to borrow, easy to repay" no matter what the time or place, making repayment using its Internet Repayment Service, an Internet banking-based instant repayment system, free of commission charges and expanding the number of financial institutions that can be used to withdraw or repay funds.

In response to customers demand for shorter loan approval times, the Company has been progressing with the installation of *Chosoku* loan processing machines. *Chosoku* are compact,

low-cost terminals that require only 5-10 minutes to process new applications, conduct provisional credit analyses, and issue temporary cards. At the end of September 2004, a total of 339 of these terminals had been installed, principally in commercial areas in major cities and in suburban shopping centers. At staffed branches and other existing channels, the Company strove to strengthen sales capabilities and achieve low-cost operations by reviewing operations from the point of view of customer processing flow and changing branch types or combining branches.

(Acquiring new profit bases)

The Company is developing a loan guarantee business that provides guarantees for the unsecured consumer loans of other financial institutions. By leveraging its lending know-how cultivated over many years in the consumer finance industry, Promise is aiming to establish a new profit base in this field. In June 2004, the Company formed a business agreement with The Gifu Bank, Ltd., bringing the number of banks with which Promise has a loan guarantee agreement to three. The resulting balance of loan guarantees is firm, totaling ¥3,826 million at the end of September 2004.

From the point of view of efficient use of business resources, the Company is opening up its own ATM network throughout Japan to other companies. At the end of September 2004, a total of 29 companies had access to Promise's ATM network: 3 bank affiliated credit card companies, 9 sales finance (*shinpan*) companies and 17 consumer finance companies, of which 3 were Promise Group companies.

With the consumer finance business as its core business, the Company plans to utilize its know-how in this area to establish new profit bases in other finance and peripheral financial businesses to expand its business base and strengthen its earning power.

[2] Other Businesses

In other businesses, such peripheral financial business as the telemarketing business of Net Future Co., Ltd., and the system development for financial institutions operated by STC Co., Ltd. (System Trinity Co., Ltd. changed its name to STC Co, Ltd., in July 2004), the Company is pursuing the development of new business outside the Group, targeting the expansion of its earning base.

Nevertheless, other businesses revenues declined during the interim period under review against a backdrop of intensified competition in the Japanese market and the June 2004 sale of the installment credit assets of Liang Jing Co., Ltd., an automobile installment sales company in Taiwan, to the International Bank of Taipei as part of a strategy to concentrate Group business resources. Other operating revenues for the interim period declined ¥1,435 million, or 20.3%, to ¥5,651 million.

As a result of the aforementioned activities, in the interim period ended September 30, 2004, consolidated operating income declined ¥15,418 million, or 7.6%, from the same period in the previous fiscal year, to ¥186,605 million. The slight decrease in the balance of loans outstanding in the core consumer finance business was the principal factor in the decline. Despite the fall in operating income, cost reduction benefits realized from structural reforms combined with lower credit losses recorded against the backdrop of a decrease in personal bankruptcy petitions helped recurring profit increase ¥23,736 million, or 53.8%, from the interim period in the previous fiscal year, to ¥67,877 million, while interim net income rose ¥13,336 million, or 49.9%, to ¥40,080 million.

2) Financial Position

Assets, liabilities, and shareholders' equity at the end of the interim period ended September 30, 2004, are shown below.

Total assets	¥1,710,632 million	(down 0.5% from March 31, 2004)
Shareholders' equity	¥765,032 million	(up 20.2% from March 31, 2004)
Shareholders equity ratio	44.7%	(up 7.7 percentage points from March 31, 2004)

Total assets at the end of the interim period under review declined ¥8,088 million from the end of the previous fiscal year as previously mentioned. The decease is mainly attributable to a ¥6,516 million decline in outstanding unsecured loans, the Promise Group's core business, and a ¥6,174 million decrease in notes and accounts receivable in conjunction with the sale of the installment credit assets of Liang Jing Co., Ltd.

Total liabilities declined ¥136,454 million, reflecting mainly a ¥88,033 million decline in borrowing and a ¥20,000 million drop in corporate bonds outstanding.

Shareholders' equity rose ¥128,365 million from the end of the previous fiscal year. As a result of the third-party allotment of 8,900,000 shares and sale of 4,330,000 treasury shares to Sumitomo Mitsui

Banking Corporation, common stock increased ¥31,684 million and additional paid-in capital expanded ¥46,045 million. There was a ¥17,436 million decrease in treasury stock, which is a deductible item, and retained earnings advanced ¥33,833 million due to the increase in net income.

Consolidated cash flows for the interim period ended September 30, 2004 are shown as follows:

Net cash provided by operating activities totaled ¥37,098 million; net cash provided by investing activities amounted to ¥10,695 million; and net cash used in financing activities amounted to ¥21,431 million. As a result, at the end of the interim period under review, cash and cash equivalents were up ¥26,678 million, or 26.4%, from the end of the previous fiscal year, to ¥127,789 million.

(Net cash provided by operating activities)

Net cash provided by operating activities totaled ¥37,098 million, an improvement of ¥7,752 million from the same period in the previous fiscal year. The increase was due mainly to a larger decrease in consumer loans receivable and a decrease in income taxes paid.

(Net cash provided by investing activities)

Net cash provided by investing activities fell ¥58,624 million year on year, to ¥10,695 million. Although there were cash inflows from proceeds from sales or redemption of investments in securities, the sale of consolidated subsidiary GC Co., Ltd. in the previous fiscal year and proceeds from collection of loans receivable declined.

(Net cash used in financing activities)

Net cash used in financing activities amounted to ¥21,431 million, representing an improvement of ¥25,208 million from the same period in the previous fiscal year. Despite greater constraints on fund raising, through borrowings and corporate bond issuance, compared with the previous fiscal year, net cash used in financing activities declined because of the proceeds from the third-party allotment of stock and the sale of treasury stock to Sumitomo Mitsui Banking Corporation.

3) Outlook for Fiscal Year Ending March 31, 2005

The Japanese economy is expected to continue its mild recovery supported by growth in exports and expansion in domestic private-sector demand. Despite this improvement, the tardiness in the recovery in the employment environment and personal incomes and the still high level of personal bankruptcy petitions suggest a continued difficult business climate.

Under these circumstances, the Company will continue to give priority to the issues of minimizing nonperforming loans and increasing customer retention to secure a stable flow of earnings and achieve corporate growth.

To those ends, the Promise Group continues to emphasize improving loan quality and deploying a full-line interest rate strategy that is aimed at meeting the funding needs of a diverse consumer base. In doing so, the Group aims to diversify its risk exposure while increasing its loan balance. The Group is also expending ongoing efforts to expand peripheral financial businesses and its overseas financial business.

To realize the concept of "Promise is number one in the minds of customers," the Company will continue to pursue structural reforms, establish a corporate infrastructure and expand its services for customers. In addition, Promise will take steps to ensure an early materialization of operations under the strategic alliance with Sumitomo Mitsui Financial Group.

For the fiscal year ending March 31, 2005, the Company is forecasting operating income of ¥367,757 million, a decline of 5.9% from the previous fiscal year. Recurring profit is expected to rise 21.5% to ¥109,200 million, while net income is projected to expand 51.5% to ¥63,000 million.

Note: Figures in the sections "Management Policies" and "Business Results" and "Financial Condition" do not include consumption tax.

(3) Business Risk

The following is a discussion of the major factors thought to have an impact on the business, performance, and financial conditions of the Promise Group. Matters that may not necessarily be equivalent to risk but are deemed important for investment decisions and a better understanding of the Group's business activities have also been included from the point of view of providing greater disclosure for investors.

Cognizant of the potential risks described below, the Promise Group takes steps to prevent these risks from materializing and to respond promptly when problems arise. However, it should be noted that the risks described below do not represent complete coverage of the risks faced by the Group. Forward-looking statements contained in the following text are based upon assessments made as of September 30, 2004.

1) Regulatory risk regarding restrictions on interest rates on loans

The maximum interest rate under the Law Concerning Control on Acceptance of Capital Contributions, Deposits and Interest (hereinafter termed the "Capital Subscription Law") is 29.2%. All of the Group's consumer finance companies in Japan lend money at interest rates below this ceiling. However, Article 12, Paragraph 2 of the supplementary provisions of the Partial Revision Law regarding the Money Lending Business Control and Regulation Law and Law Concerning Control on Acceptance of Capital Contributions, Deposits and Interest (hereinafter termed the "Money-Lending and Capital Subscription Partial Revision Law"), which was announced on August 1, 2003, states that the ceiling on interest rates stipulated in Article 5, Paragraph 2 of the Capital Subscription Law shall be reviewed as necessary about three years after the enforcement of the Money Lending and Capital Subscription Partial Revision Law. If the maximum interest rate is revised to a figure lower than the current one, this may have a negative impact on the business and performance of the Promise Group.

A portion of this maximum interest rate is in excess of the maximum interest rate chargeable stipulated in Article 1, Paragraph 1 of the Interest Rate Restriction Law (allowed annual rates on loans with principal of less than ¥100,000, 20%; with principal of ¥100,000 or more but less than ¥1,000,000, 18%; with principal of ¥1,000,000 or more, 15%). Under Article 1, Paragraph 1 of the Interest Rate Restriction Law, interest rate agreements on consumer loans made for commercial purposes for this portion are invalid. However, according to Paragraph 2 of the same article, if the debtor voluntarily pays this excessive portion, the debtor is not entitled to request a refund.

Moreover, according to Article 43 of the Money Lending Business Control and Regulation Law (hereinafter termed the "Regulatory Law"), if the debtor complies with all the requirements of voluntarily paying the excessive portion as interest, receives the written documents stipulated in Article 17 of the Regulatory Law at the time of concluding the loan agreement and receives a receipt as stipulated in Article 18 of the same law immediately on payment, the transaction will be deemed a valid repayment of interest on the debt regardless of the provisions of Article 1, Paragraph 1 of the Interest Rate Restriction Law.

Nevertheless, on June 1, 2000, the Financial Services Agency revised its business guidelines for the industry, placing a stricter obligation on operators to supply borrowers with proper documentation. As a result, the number of suits by borrowers demanding reimbursement of the said excessive portion due to the lack of proper documentation has increased annually, and several decisions ruling against the application of Article 43 of the Regulatory Law have been handed down by the legal system. In the future, should the number of such suits increase and the total reimbursement amount rise or further revisions be made in the laws and regulations, they could have a negative influence on the performance of the Promise Group.

2) Regulatory risk regarding business restrictions under the Regulatory Law

The consumer finance companies of the Promise Group have been registered as operators as stipulated in Article 3 of the Regulatory Law and are governed by the various business regulations of that law (prohibition of excessive lending, disclosure of loan conditions, publicizing of loan conditions, prohibition of exaggerated advertising, exchange of written documentation, exchange of receipts, booking of loans, restrictions on obtaining a blank power of attorney, restrictions on loan collection activities, return of loan agreement, disclosure of official registration details, restrictions on resale of loans).

As the regulator of the consumer finance industry, the Financial Services Agency has the power to take administrative measures, including suspension of the operations or a portion of the operations of an operator that has violated the laws or regulations and cancellation of the operator's registration.

The moneylenders associations of each prefecture and the Federation of Moneylenders Association of Japan also have self-regulatory rules to ensure sound lending, loan collection and advertising. The companies of the Promise Group comply with these rules.

Despite the Group's efforts to comply with regulations, in the event that some violation triggered administrative measures by the regulator or business became more restricted as a result of a change due to a revision of laws, the performance of the Promise Group or future business development could be affected.

3) Risk regarding multiple indebtedness problem and loans made to consumers

In recent years, against the backdrop of the economic conditions in Japan and the establishment of a legal framework for consumer debt relief (passing of the Designated Mediator Law and the individuals for Civil Rehabilitation laws and the revision of the Judicial Scrivener Law), increases in multiple indebtedness among individuals (including customers of the Promise Group) and in the number of individuals seeking legal protection from creditors under personal bankruptcy laws have become social issues.

In response to these issues, in January 1997, the consumer finance industry formed the Liaison Group of Consumer Finance Companies to carry out activities to enlighten and educate consumers and to financially support various related counseling services.

The Promise Group also uses data from consumer credit associations and its own credit appraisal system to evaluate the loan repayment capability of customers and continues to regularly revise credit limits after the loan has been made. Based on this system, the Group avoids excessive credit risk and seeks to prevent an increase in multiple indebtedness among individuals and curtail the occurrence of uncollectible loans. Furthermore, the Group provides for expected future credit losses by booking a provision for uncollectible loans as necessary in view of calculations based on such details as the historical default rate and the balance of loans outstanding.

In spite of these precautions, should economic conditions suddenly deteriorate or the quality of loans suddenly worsen due to changes in the legal system or the numbers of people applying for bankruptcy or legal arbitration increase, loan losses would increase and could impact on the performance of the Promise Group.

4) *Risk regarding the handling of personal information and the information privacy law*

Because the core business of the Promise Group is consumer finance in which the Group provides loans based on the credit standing of customers, the Group is a member of personal credit information bureaus and can access bureau databases.

The Promise Group treats this personal data as highly confidential information and takes appropriate steps to protect it and ensure its proper use. Access to the databases of personal credit information bureaus is limited to registered employees and access logs and other measures are used to prevent abuse. Moreover, the Group carries out thorough compliance training, and takes other preemptive steps to prevent the leakage of information from within the Group.

Nevertheless, if for some reason a problem were to arise because of the leakage of customer information, the repercussions could adversely affect the Promise Group's performance and business development.

On May 30, 2003, the fundamental sections of the law protecting the privacy of personal information were announced and brought into force. Under this law, businesses handling personal information (major companies of the Promise Group fall into this category) are obliged to make certain reports to the authority if deemed necessary. For violations of this obligation, the minister of the main authority is empowered to advise or command that necessary measures be taken if they are recognized to be in the best interests of the individuals. At this point, it is difficult to determine what impact the information privacy law will have on business because individual guidelines have not been issued. However, along with the full enforcement of the law on April 1, 2005, individual guidelines will be issued. Resulting business restrictions could have a negative effect on the performance of the Promise Group.

5) *Risk regarding the liberalization of regulations*

Recently, the Ministry of Finance and other government organizations have adopted measures to deregulate the financial system and to promote competition. And various plans for further deregulation of financial services companies are in progress. The effects have been seen even in the consumer finance industry, where joint ventures have been formed with banks and foreign financial services companies and companies from other industries have entered the market.

Because the previously mentioned laws have placed greater restrictions on moneylenders, it is difficult to foresee more companies from other industries entering the consumer finance market at this time. However, should these regulations be liberalized, and the number of new market entrants increase or a major capital tie-up or merger or acquisition be concluded by a company with abundant capital resources, it could create a new competitive playing field within the industry that might have a negative impact on the performance of the Promise Group.

6) *Fund raising and interest rates on financing*

Since the enforcement of the Nonbank Bond Issuing Law in May 1999, the Promise Group has actively issued bonds. Moreover, the Group has sought to diversify its funding sources with borrowings from financial institutions, fixed interest rate long-term bonds and syndicated loans. To minimize interest rate risk, the Group hedges its exposure using interest rate caps and uses interest rate swaps while also obtaining commitment line agreements to secure alternate sources of funds in preparation for sudden changes in the financing environment. Through these and other measures, the Group aims to achieve stable fund procurement at low cost.

The Promise Group does not anticipate any difficulties in raising funds under current conditions. However, should interest rates rise or should the financing environment deteriorate markedly beyond currently foreseen levels, systematic fund raising might become difficult and adversely influence Group performance.

7) ***Potential of computer system failure***

As a result of progressive use of IT systems along with the expansion of its consumer finance business, the Promise Group has come to depend much more on its computer systems and networks. For that reason, the Group has implemented measures to deal with system problems, such as strengthening security, creating a backup system for data and adding and updating hardware to cope with greater volumes of data and higher access frequency. Regardless of these measures, if human error or a natural disaster were to cause a problem with the Group's computer systems, it could not only directly damage the operations of the Promise Group but also result in a loss in confidence in the services being offered by the Promise Group.

8) ***Business and capital alliance with Sumitomo Mitsui Financial Group, Inc.***

As previously mentioned, the Company has formed a business and capital alliance with Sumitomo Mitsui Financial Group. In the future, the Company will consider each of the members of Sumitomo Mitsui Financial Group as a strategic partner in the consumer finance business, combining the brand power and know-how developed by both sides to provide top-class products and services to the customers of both partners. However, if there were a change in the Banking Law or other related laws or if Sumitomo Mitsui Banking Corporation were to acquire more than a certain proportion of the outstanding shares of Promise Co., Ltd., it is possible that operations might be restricted to the scope of the businesses of the Company or its subsidiaries.

9) ***Group strategy and performance trends***

The business climate of the Promise Group includes rising credit losses due to the deteriorating quality of the loan portfolio, falling numbers of customers due to declining spending sentiment among consumers, increasing competition from market entrants from other fields and growing competition with other companies in the market. Consequently, each of the companies of the Group faces a difficult operating environment.

In response, the Promise Group has initiated a variety of measures, pursuing a Group strategy centered on the full-line interest rate strategy. In the event that the Promise Group is not able to achieve results as planned under the Group strategy because of a change in the direction of the economy or in the competitive conditions, such a situation could have a negative impact on the performance of the Promise Group.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

Classification	FY 2004 interim period (Sept. 30, 2003)			FY 2005 interim period (Sept. 30, 2004)			FY 2004 (Summary) (Mar. 31, 2004)		
	Amount		%	Amount		%	Amount		%
(Assets)									
I Current assets									
1 Cash and deposits		74,169			89,867			52,233	
2 Notes and accounts receivable		8,792			1,264			7,439	
3 Consumer loans receivable: Principal		1,559,517			1,522,537			1,529,054	
4 Short-term loans		87,261			38,028			48,994	
5 Deferred tax assets		33,208			28,568			40,337	
6 Other		32,250			32,754			28,895	
Allowance for credit losses		(124,640)			(129,868)			(133,392)	
Total current assets		1,670,558	94.0		1,583,153	92.5		1,573,562	91.6
II Fixed assets									
1 Property and equipment									
(1) Buildings and structures	29,263			31,305			31,355		
Accumulated depreciation	14,036	15,227		14,824	16,481		14,223	17,132	
(2) Furniture, fixtures and equipment	35,041			30,952			30,660		
Accumulated depreciation	26,988	8,052		21,048	9,903		20,217	10,442	
(3) Land		12,905			51,555			52,061	
Total property and equipment		36,185	2.0		77,940	4.6		79,636	4.6
2 Intangible fixed assets									
(1) Excess investment cost over net assets of consolidated subsidiaries acquired, net		6,094			5,204			5,649	
(2) Other		6,511			5,616			6,114	
Total intangible fixed assets		12,606	0.7		10,820	0.6		11,763	0.7
3 Investments and advances									
(1) Investments in securities		30,611			19,544			34,742	
(2) Deferred tax assets		8,597			4,963			3,933	
(3) Other		18,549			14,210			15,081	
Total investments and advances		57,759	3.3		38,717	2.3		53,758	3.1
Total fixed assets		106,551	6.0		127,479	7.5		145,158	8.4
Total assets		1,777,110	100.0		1,710,632	100.0		1,718,721	100.0

(Millions of yen)

Classification	FY 2004 interim period (Sept. 30, 2003)		FY 2005 interim period (Sept. 30, 2004)		FY 2004 (Summary) (Mar. 31, 2004)	
	Amount	%	Amount	%	Amount	%
(Liabilities)						
I Current liabilities						
1 Trade	287		137		189	
2 Short-term borrowings	27,464		13,091		15,423	
3 Current portion of long-term debt	209,796		206,911		196,998	
4 Bonds scheduled for redemption within one year	30,000		30,000		50,000	
5 Accrued income taxes	26,236		16,688		15,739	
6 Reserve for bonuses	4,502		3,592		3,678	
7 Accruals for debt guarantees	28		134		70	
8 Other	15,348		10,720		41,126	
Total current liabilities	313,664	17.6	281,275	16.5	323,226	18.8
II Long-term liabilities						
1 Corporate bonds	275,000		255,000		255,000	
2 Long-term debt	537,013		389,027		484,642	
3 Accrued severance indemnities	19,971		14,712		13,333	
4 Allowance for retirement benefits for directors and auditors	343		338		361	
5 Accruals for loss guarantees	2,700		2,700		2,700	
6 Other	3,312		2,545		2,789	
Total long-term liabilities	838,340	47.2	664,324	38.8	758,827	44.2
Total liabilities	1,152,005	64.8	945,599	55.3	1,082,054	63.0
(Minority interest)						
Minority interest	—	—	—	—	—	—
(Shareholders' equity)						
I Common stock	49,053	2.8	80,737	4.7	49,053	2.9
II Additional paid-in capital	92,287	5.2	138,333	8.0	92,287	5.4
III Retained earnings	503,743	28.3	546,618	32.0	512,784	29.8
IV Net unrealized gain on securities	1,447	0.1	3,504	0.2	4,150	0.2
V Foreign currency translation adjustments	(219)	(0.0)	(801)	(0.0)	(813)	(0.1)
VI Treasury stock	(21,207)	(1.2)	(3,359)	(0.2)	(20,795)	(1.2)
Total shareholders' equity	625,105	35.2	765,032	44.7	636,667	37.0
Total liabilities, minority interest and shareholders' equity	1,777,110	100.0	1,710,632	100.0	1,718,721	100.0

(2) Consolidated Statements of Income

(Millions of yen)

Classification	FY 2004 interim period (Apr.1, 2003—Sept. 30, 2003)			FY 2005 interim period (Apr.1, 2004—Sept. 30, 2004)			FY 2004 (Summary) (Apr.1, 2003—Mar. 31, 2004)		
	Amount		%	Amount		%	Amount		%
I Operating income									
1 Interest on consumer loans		188,720			177,757			368,662	
2 Other financial revenues		31			10			40	
3 Sales		4,817			1,885			8,199	
4 Other operating income		8,455			6,951			14,077	
Total operating income		202,024	100.0		186,605	100.0		390,980	100.0
II Operating expenses									
1 Financial expenses		11,012			9,546			21,398	
2 Cost of sales		4,266			1,114			7,151	
3 Other operating expenses									
(1) Advertising expenses	7,930			8,625			15,608		
(2) Provision for uncollectible loans	76,074			49,265			136,525		
(3) Credit losses	—			—			9,887		
(4) Employees' salaries and bonuses	13,836			10,506			30,882		
(5) Provision for bonuses	4,582			3,460			3,806		
(6) Allowance for employee retirement benefits	3,351			1,956			3,160		
(7) Allowance for retirement accounts for directors and auditors	41			41			85		
(8) Employee welfare expenses	2,468			1,563			4,169		
(9) Rent expenses	6,929			4,945			12,758		
(10) Depreciation	3,745			3,324			6,768		
(11) Fee expenses	8,570			8,818			17,713		
(12) Communications expenses	2,635			2,203			4,893		
(13) Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	408			445			854		
(14) Other	13,697	144,271		14,346	109,502		27,447	274,560	
Total operating expenses		159,550	79.0		120,163	64.4		303,111	77.5
Operating profit		42,474	21.0		66,441	35.6		87,869	22.5
III Non-operating revenues									
1 Interest and dividend income on investments	1,495			1,308			1,559		
2 Insurance money received and insurance dividends	—			40			242		
3 Equity in earnings of Tokumei Kumiai	251			253			691		
4 Equity in net gain of affiliated companies	8			166			94		
5 Other	264	2,019	1.0	291	2,059	1.1	428	3,016	0.8

(Continued) (Millions of yen)

Classification	FY 2004 interim period (Apr.1, 2003—Sept. 30, 2003)			FY 2005 interim period (Apr.1, 2004—Sept. 30, 2004)			FY 2004 (Summary) (Apr.1, 2003—Mar. 31, 2004)		
	Amount		%	Amount		%	Amount		%
IV Non-operating expenses									
1 Interest expense	105			51			192		
2 Write off of new common stock issue expenses	—			230			—		
3 Expense for relocation of offices	70			116			346		
4 Other	177	352	0.2	225	623	0.3	488	1,027	0.3
Recurring profit		44,141	21.8		67,877	36.4		89,858	23.0
V Extraordinary income									
1 Gain on sales of investment in subsidiaries	12,659			—			12,868		
2 Net gain on sales of investments in securities	102			325			503		
3 Other	—	12,761	6.3	5	330	0.1	1	13,373	3.4
VI Extraordinary losses									
1 Net loss on sales or disposal of property and equipment	178			146			1,862		
2 Asset impairment loss	—			441			—		
3 Loss on sale of receivables	—			385			—		
4 Net loss on sales of investments in securities	30			—			61		
5 Impairment loss on deposits for golf club membership	24			1			66		
6 Allowance for indemnity losses	2,700			—			2,700		
7 Special retirement payments	—			—			18,745		
8 Other	197	3,131	1.5	15	989	0.5	657	24,094	6.2
Income before income taxes		53,772	26.6		67,218	36.0		79,138	20.2
Income taxes Current	26,400			16,163			41,283		
Deferred	627	27,028	13.4	11,185	27,349	14.6	(3,722)	37,561	9.6
Minority interest		—			211	0.1		—	
Net income		26,743	13.2		40,080	21.5		41,576	10.6

(3) Consolidated Statement of Retained Earnings

(Millions of yen)

Classification	FY 2004 interim period (Apr.1, 2003—Sept. 30, 2003)		FY 2005 interim period (Apr.1, 2004—Sept. 30, 2004)		FY 2004 (Summary) (Apr.1, 2003—Mar. 31, 2004)	
	Amount		Amount		Amount	
(Additional paid-in capital)						
I Additional paid-in capital at beginning of period		92,287		92,287		92,287
II Increase in additional paid-in capital						
1 Shares issued in capital increase	—		31,684		—	
2 Gain on disposal of treasury shares	—	—	14,361	46,045	—	—
III Additional paid-in capital at end of period		92,287		138,333		92,287
(Retained earnings)						
I Retained earnings at beginning of period		483,972		512,784		483,972
II Increase in retained earnings						
Net income		26,743		40,080		41,576
III Decrease in retained earnings						
1 Cash dividends paid	6,245		6,049		12,291	
2 Bonuses to directors and corporate auditors	100		84		100	
3 Loss on sales of treasury stock	288		—		33	
4 Decrease due to inclusion of a company in consolidation	338	6,973	112	6,246	338	12,764
IV Retained earnings at end of period		503,743		546,618		512,784

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Classification	FY 2004 interim period (Apr.1, 2003— Sept. 30, 2003)	FY 2005 interim period (Apr.1, 2004— Sept. 30, 2004)	FY 2004 (Summary) (Apr.1, 2003— Mar. 31, 2004)
	Amount	Amount	Amount
I Operating activities			
1 Income before income taxes	53,772	67,218	79,138
2 Depreciation and amortization	3,745	3,324	6,768
3 Asset impairment loss	—	441	—
4 Loss on sale of receivables	—	385	—
5 Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	408	445	854
6 Increase (decrease) in allowance for credit losses	17,722	(4,564)	26,856
7 Increase (decrease) in provision for bonuses	17	(86)	(806)
8 Increase in accruals for debt guarantees	28	64	70
9 Increase (decrease) in provision for accrued severance indemnities	2,474	1,379	(4,163)
10 Increase (decrease) in allowance for retirement benefits for directors and auditors	27	(22)	46
11 Increase in accruals for loss guarantees	2,700	—	2,700
12 Interest and dividend income on investments	(1,495)	(1,308)	(1,559)
13 Interest expense	105	51	192
14 Equity in net gain affiliated companies	(8)	(166)	(94)
15 Gain on sales of investment in subsidiaries	(12,659)	—	(12,868)
16 Net gain on sales of investments in securities	(102)	(325)	(503)
17 Net loss on sales or disposal of property and equipments	178	146	1,862
18 Equity in earnings of Tokumei Kumiai	(251)	(253)	(691)
19 Special retirement payments	—	—	18,745
20 Decrease in consumer loans receivable: Principal	850	6,619	29,572
21 Decrease in sales credits	2,148	5,748	4,185
22 Decrease (increase) in procurement obligations	(1,278)	(6,270)	4,550
23 Other	(8,469)	(2,736)	(4,950)
Subtotal	59,915	70,092	149,904
24 Interest and dividend income	1,498	1,305	1,572
25 Interest expense	(105)	(51)	(192)
26 Special retirement payable	—	(18,745)	—
27 Income taxes paid	(31,962)	(15,501)	(57,316)
Net cash provided by operating activities	29,346	37,098	93,967
II Investing activities			
1 Payment for purchase of property and equipment	(428)	(3,980)	(44,389)
2 Proceeds from sales of property and equipment	10	107	31
3 Payment for purchase of investments in securities	—	(5)	(0)
4 Proceeds and redemption from sales of investments in securities	420	14,261	1,569
5 Proceeds from sales of investments in subsidiaries	25,038	—	25,247
6 Payment for purchase of shares of subsidiaries	—	(319)	(357)
7 Payment for loans made	—	—	(30)
8 Proceeds from collection of loans receivable	41,803	21	41,816
9 Other	2,475	611	5,069
Net cash provided by investing activities	69,319	10,695	28,956

(Continued) (Millions of yen)

Classification	FY 2004 interim period (Apr.1, 2003— Sept. 30, 2003)	FY 2005 interim period (Apr.1, 2004— Sept. 30, 2004)	FY 2004 (Summary) (Apr.1, 2003— Mar. 31, 2004)
	Amount	Amount	Amount
III Financing activities			
1 Net repayment of commercial paper	(206)	(2,036)	(420)
2 Proceeds from short-term borrowings	44,044	23,466	71,670
3 Repayments of short-term borrowings	(38,719)	(25,894)	(77,769)
4 Proceeds from long-term debt	118,870	27,836	177,314
5 Repayments of long-term debt	(132,357)	(113,590)	(255,111)
6 Proceeds from issuance of bonds, net of expenses	14,896	9,901	14,896
7 Redemption of bonds	(32,000)	(30,000)	(32,000)
8 Proceeds from issuance of shares	—	63,137	—
9 Proceeds from sale of treasury stock	489	31,799	1,159
10 Increase in treasury stock	(15,414)	(2)	(15,417)
11 Cash dividends paid	(6,245)	(6,049)	(12,291)
Net cash used in financing activities	(46,640)	(21,431)	(127,970)
IV Effect of exchange rate changes on cash and cash equivalents	3	1	(91)
V Net increase (decrease) in cash and cash equivalents	52,030	26,364	(5,138)
VI Cash and cash equivalents at beginning of period	105,760	101,110	105,760
VII Effect of the increase in scope of consolidated subsidiaries	487	313	487
VIII Cash and cash equivalents at end of period	158,278	127,789	101,110

(5) Material Items in Basis of Presentation of Interim Consolidated Financial Statements

1) Scope of Consolidation

[1] Number of consolidated subsidiaries: 9

Company name

[Domestic]: Plat Corporation
Sun Life Co., Ltd.
PAL Servicer Co., Ltd.
PAL Life Co., Ltd.
Net Future Co., Ltd.
STC Co., Ltd. (Note)
Total of 6 companies

Note: System Trinity Co., Ltd. changed its name to STC Co., Ltd., effective July 1, 2004.

[Overseas]: PROMISE (HONG KONG) CO., LTD.
Liang Jing Co., Ltd.
PROMISE (TAIWAN) Co., Ltd.
Total of 3 companies

Due to the increased materiality of the business operations of PROMISE (TAIWAN) Co., Ltd., it has been included in the scope of consolidation commencing with the interim period under review.

[2] Major non-consolidated subsidiaries

PROMISE (EUROPE) S.A. and other 2 subsidiaries

(Reason for exclusion from consolidation)

The remaining non-consolidated subsidiaries at September 30, 2004 were not consolidated because their aggregate amounts of assets, operating income, net income (amount corresponding with equity), and retained earnings (amount corresponding with equity) were not material to the consolidated results of operations.

2) Application of the Equity Method

[1] Number of companies to which equity method has been applied: 1

Company name: MOBIT CO., LTD.

[2] The equity method was not applied to non-consolidated subsidiary PROMISE (EUROPE) S.A. and affiliated company NANJING SHENZHOU SEED INDUSTRY CO., LTD. because their net income (amount corresponding with equity) and retained earnings (amount corresponding with equity) were not material to consolidated net income and retained earnings, respectively, and have no overall material influence on the Company's operations.

[3] The date of application of the equity method coincides with the last day of the interim period.

3) Interim Period-End for Consolidated Subsidiaries

Consolidated subsidiaries whose interim period-end differs from the end of the consolidated interim period-end are as follows:

Company Name	Interim Period-End
PROMISE (HONG KONG) CO., LTD.	June 30
Liang Jing Co., Ltd.	June 30
PROMISE (TAIWAN) Co., Ltd.	June 30

For the above consolidated subsidiaries, financial statements compiled as of their respective interim period-ends are used to tabulate consolidated results. However, material events that occur between that time and the end of the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.

4) Summary of Significant Accounting Policies

[1] Standards and Methods for Valuing Material Assets

a. Investment securities

Other securities

1. Marketable Other securities are stated at market value as of the interim period-end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method.
2. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.

b. Derivatives

Derivatives are stated at market value.

[2] Method of Depreciation of Material Depreciable Assets

a. Property and equipment

Property and equipment are principally depreciated using the declining-balance method.

However, buildings (excluding associated equipment) acquired on or after April 1, 1998 are depreciated using the straight-line method over the estimated useful lives of the assets.

The main useful lives are as follows:

Buildings and structures : 3–50 years

Equipment and fixtures and vehicles : 2–20 years

b. Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method.

However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life.

c. Long-term prepaid expenses

Long-term prepaid expenses are amortized on an average basis.

[3] Accounting Basis for Reserves

a. Allowance for credit losses

The allowance for credit losses is provisioned at the actual loss rate.

Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding.

In addition, overseas subsidiaries provision the reserve in amounts based on the probability of debt recovery.

b. Reserve for bonuses

Reserve for bonuses to employees on the payroll at the end of the interim period is provisioned based on the expected payment amount.

c. Accruals for debt guarantees

Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the interim period.

d. Accrued severance indemnities

The amount of accrued severance indemnities for employees is provided based on the amount of the projected benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the interim period is charged to income as incurred.

The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.

e. Allowance for retirement benefits for directors and auditors

The past service cost for directors is determined based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.

f. Accruals for loss guarantees

The Company has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.

[4] Foreign Currency Translations (assets and liabilities denominated in major foreign currencies)

Foreign-currency denominated receivables and payables are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Translation differences are treated as gains and losses.

Assets and liabilities of overseas companies are translated into Japanese yen at the prevailing spot rate on the respective balance sheet dates. Income and expenses are translated at the average rate for the period. Translation differences are included in Foreign currency translation adjustments in Shareholders' equity on the balance sheet.

[5] Lease Transactions

Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.

[6] Hedging

a. Hedge accounting method

The Company uses deferral hedge accounting.

Exceptional accounting is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.

b. Hedging instruments and hedging targets

Hedging instruments: Interest rate cap agreements and interest rate swap agreements
Hedging targets : Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment).

c. Hedging policy

The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.

d. Determining hedging effectiveness

The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.

e. Risk management system

The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in Financial Regulation.

Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors.

Also, consolidated subsidiaries conduct hedging transactions with prior approval from the Company.

[7] Other Material Items Related to Basis of Presentation of Interim Consolidated Financial Statements

a. Accounting for revenues and expenses

Interest on consumer loans

Interest on consumer loans is recognized on an accrual basis.

For the Company and domestic subsidiaries, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate. For overseas subsidiaries, accrued interest is determined using the contracted interest rate.

b. Accounting for consumption taxes

National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method, with the same method principally applied at subsidiaries.

However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant interim balance sheets and are amortized over five years.

5) Funds Included on Interim Consolidated Statement of Cash Flows

Funds (cash and cash equivalents) included on the interim consolidated statement of cash flows include cash on hand, deposits readily convertible to cash, and instruments easily converted to cash. Also included are short-term investments that mature within three months and that carry little risk of price fluctuation.

6) Changes in Accounting Practices

Accounting standards for impairment of fixed assets

As it has become possible for companies to implement accounting standards for impairment of fixed assets (Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002)) and Guidance on Accounting Standards for Impairment of Fixed Assets (Accounting Standards Board of Japan, Practical Guidance No. 6, October 31, 2003) for financial statements relating to the fiscal year ended March 31, 2004, the Company has adopted said accounting standards and guidance commencing with the interim period of the fiscal year ending March 31, 2005. Application of these standards resulted in a reduction of ¥441 million in income before income taxes compared with the previous accounting practices.

The cumulative impairment loss after revision has been directly charged to individual asset accounts in accordance with regulations for presenting the interim consolidated financial statements.

7) Additional Information

The Local Taxes Amendment Law (2003 Law No. 9) was promulgated on March 31, 2003, resulting in the introduction of a pro-forma standard taxation system for fiscal years commencing on or after April 1, 2004. In accordance with the introduction of this system, the added value and asset portions of enterprise tax are recorded in Other operating expenses as given in Practical Solution on Presentation for Corporate Size Based Aspect of Corporate Income Tax on Income Statement (Accounting Standards Board of Japan, Practical Guidance No. 12, February 13, 2004) starting with the interim period under review.

As a result of these changes, other operating expenses increased ¥419 million, while operating profit, recurring profit and income before income taxes decreased ¥419 million.

(6) Explanatory Notes
(Footnotes to Consolidated Balance Sheets)

FY 2004 interim period (Sept. 30, 2003)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details	Amount
(Installment Sales)	
Installment notes receivable	6,654
Installment accounts receivable	1,922
Subtotal	8,577
(Sales)	
Accounts receivable	215
Total	8,792

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,553,489 million.

3. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Interim book value
Deposits	456
Notes and accounts receivable	2,737
Consumer loans receivable	214,194
Buildings and land	8,077
Other	49
Total	225,514

b) Corresponding liabilities

(Millions of yen)

Item	Balance at end of interim period
Short-term borrowings	1,141
Current portion of long-term debt	67,541
Current liabilities, other	121
Long-term debt	138,602
Total	207,406

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥339,440 million. Corresponding liabilities were current portion of long-term debt of ¥87,899 million and long-term debt of ¥240,416 million.

FY 2005 interim period (Sept. 30, 2004)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details	Amount
(Installment Sales)	
Installment notes receivable	518
Installment accounts receivable	250
Subtotal	768
(Sales)	
Accounts receivable	495
Total	1,264

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,517,675 million.

3. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Interim book value
Deposits	4
Notes and accounts receivable	—
Consumer loans receivable	161,170
Buildings and land	7,931
Other	43
Total	169,149

b) Corresponding liabilities

(Millions of yen)

Item	Balance at end of interim period
Short-term borrowings	—
Current portion of long-term debt	57,892
Current liabilities, other	—
Long-term debt	100,545
Total	158,437

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥275,185 million. Corresponding liabilities were current portion of long-term debt of ¥85,094 million and long-term debt of ¥183,057 million.

FY 2004 (Mar. 31, 2004)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details	Amount
(Installment Sales)	
Installment notes receivable	4,914
Installment accounts receivable	1,873
Subtotal	6,787
(Sales)	
Accounts receivable	651
Total	7,439

2. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,523,667 million.

3. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Deposits	6
Notes and accounts receivable	1,913
Consumer loans receivable	186,019
Buildings and land	8,016
Other	43
Total	196,000

b) Corresponding liabilities

(Millions of yen)

Item	Balance at end of fiscal year
Short-term borrowings	315
Current portion of long-term debt	50,549
Current liabilities, other	535
Long-term debt	132,560
Total	183,959

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥314,500 million. Corresponding liabilities were current portion of long-term debt of ¥87,960 million and long-term debt of ¥216,026 million.

FY 2004 interim period (Sept. 30, 2003)	FY 2005 interim period (Sept. 30, 2004)	FY 2004 (Mar. 31, 2004)

FY 2004 interim period (Sept. 30, 2003)

4. Status of non-performing loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	4,411
Delinquent loans	820
Delinquent loans three months or more past the due date	19,509
Restructured loans	50,196
Total	74,937

(1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings, whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

(2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.

(3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans three months or more past the due date, as described above.

Of ¥50,196 million in restructured loans, restructured loans which are 30 days or less past due were ¥45,171 million.

FY 2005 interim period (Sept. 30, 2004)

4. Status of non-performing loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	1,657
Delinquent loans	527
Delinquent loans three months or more past the due date	16,068
Restructured loans	64,479
Total	82,733

(1) (No change)

(2) (No change)

(3) (No change)

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans three months or more past the due date, as described above.

Of ¥64,479 million in restructured loans, restructured loans which are 30 days or less past due were ¥58,527 million.

FY 2004 (Mar. 31, 2004)

4. Status of non-performing loans

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	1,693
Delinquent loans	601
Delinquent loans three months or more past the due date	13,857
Restructured loans	57,853
Total	74,007

(1) (No change)

(2) (No change)

(3) (No change)

(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans three months or more past the due date, as described above.

Of ¥57,853 million in restructured loans, restructured loans which are 30 days or less past due were ¥51,703 million.

FY 2004 interim period (Sept. 30, 2003)	FY 2005 interim period (Sept. 30, 2004)	FY 2004 (Mar. 31, 2004)
5. Allowance for credit losses included in Other in Investments and advances was ¥406 million.	**5.** Allowance for credit losses included in Other in Investments and advances was ¥487 million.	**5.** Allowance for credit losses included in Other in Investments and advances was ¥484 million.
6. Commercial paper included in Other in Current liabilities was ¥2,394 million.	**6.** ———	**6.** Commercial paper included in Other in Current liabilities was ¥1,968 million.
7. Contingent liabilities (1) Guarantee obligations in the credit guarantee business ¥1,438 million (2) Contingent liabilities related to business in Taiwan for purchasing loans with conditions precedent ¥243 million (3) ——— (4) Warranty obligations ¥37,652 million This obligation was entailed in the transfer of the entire amount of stock held by Promise in the subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.), and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.	**7. Contingent liabilities** (1) Guarantee obligations in the credit guarantee business ¥3,826 million (2) Contingent liabilities related to business in Taiwan for purchasing loans with conditions precedent ¥148 million (3) Contingent liabilities related to business in Taiwan for credit appraisal and analysis for loans to a bank and purchase of claimable assets from a bank ¥32,259 million (4) Warranty obligations ¥22,138 million (No change)	**7. Contingent liabilities** (1) Guarantee obligations in the credit guarantee business ¥2,778 million (2) Contingent liabilities related to business in Taiwan for purchasing loans with conditions precedent ¥224 million (3) ——— (4) Warranty obligations ¥29,858 million (No change)
8. Revolving credit facility Within lending commitment line contracts for consumer loans, ¥1,558,619 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was ¥383,865 million (including ¥275 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.	**8. Revolving credit facility** Within lending commitment line contracts for consumer loans, ¥1,521,731 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was ¥377,929 million (including ¥227 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.	**8. Revolving credit facility** Within lending commitment line contracts for consumer loans, ¥1,528,307 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was ¥378,477 million (including ¥252 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

FY 2004 interim period (Sept. 30, 2003)

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.

9. Loan collateral

A repurchase agreement of ¥87,261 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The interim market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	57,293
Securities	25,970
Beneficial interest in trust	3,969
Total	87,233

10. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows:

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	28,901
Contracts exercised	24,853
Difference	4,047

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	238,110
Contracts exercised	11,136
Difference	226,974

FY 2005 interim period (Sept. 30, 2004)

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.

9. Loan collateral

A repurchase agreement of ¥37,998 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The interim market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	24,998
Securities	12,999
Total	37,998

10. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows:

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	12,405
Contracts exercised	10,013
Difference	2,391

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	259,042
Contracts exercised	9,639
Difference	249,403

FY 2004 (Mar. 31, 2004)

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.

9. Loan collateral

A repurchase agreement of ¥ 48,964 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	32,994
Securities	12,996
Beneficial interest in trust	2,970
Total	48,961

10. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows:

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	18,293
Contracts exercised	12,416
Difference	5,876

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	253,250
Contracts exercised	9,798
Difference	243,452

(Footnotes to Consolidated Statements of Income)

FY 2004 interim period (Apr. 1, 2003—Sept. 30, 2003)

1. Other financial revenues

(Millions of yen)	
(1) Interest on deposits	1
(2) Interest on securities	0
(3) Interest on loans	19
(4) Other	9
Total	31

2. Financial expenses

(Millions of yen)	
(1) Interest expense	7,456
(2) Bond interest	2,924
(3) Other	631
Total	11,012

3. Interest and dividend income on investments included ¥1,348 million in dividends on preference shares.

4. Net loss on sales or disposal of property and equipment comprised a ¥178 million disposal loss related to buildings, fixtures and equipment.

5. ———

FY 2005 interim period (Apr. 1, 2004—Sept. 30, 2004)

1. Other financial revenues

(Millions of yen)	
(1) Interest on deposits	4
(2) Interest on securities	—
(3) Interest on loans	5
(4) Other	0
Total	10

2. Financial expenses

(Millions of yen)	
(1) Interest expense	6,229
(2) Bond interest	2,620
(3) Other	697
Total	9,546

3. Interest and dividend income on investments included ¥1,177 million in dividends on preference shares.

4. Net loss on sales or disposal of property and equipment comprised a ¥120 million disposal loss related to buildings, fixtures and equipment and a ¥25 million loss on sales related to buildings and land.

5. During the interim period under review, the following groups of assets of the Group have been charged with impairment losses.

Prefecture	Use	Category
Ishikawa	Rental real estate	Land
Hyogo	Rental apts.	Buildings, land
Ishikawa	Idle asset	Land
Tokyo	Idle asset	Land
Osaka	Idle asset	Land
Hiroshima	Idle asset	Land
Kagawa	Idle asset	Land

The Promise Group divides its asset groups into the categories of finance, rental, telemarketing, computer system design, idle assets, etc.

Rental real estate and apartments are recorded at reduced amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of ¥177 million was booked as an extraordinary loss. Of that amount, ¥150 million was for land and ¥26 million for buildings.

Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of that amount, an impairment loss of ¥263 million was booked as an extraordinary loss.

FY 2004 (Apr. 1, 2003—Mar. 31, 2004)

1. Other financial revenues

(Millions of yen)	
(1) Interest on deposits	3
(2) Interest on securities	0
(3) Interest on loans	27
(4) Other	9
Total	40

2. Financial expenses

(Millions of yen)	
(1) Interest expense	14,438
(2) Bond interest	5,657
(3) Other	1,302
Total	21,398

3. Interest and dividend income on investments included ¥1,348 million in dividends on preference shares.

4. Net loss on sales or disposal of property and equipment comprised a ¥1,847 million disposal loss related to buildings, fixtures and equipment and a ¥14 million loss on sales related to fixtures and equipment.

5. ———

FY 2004 interim period (Apr. 1, 2003—Sept. 30, 2003)	FY 2005 interim period (Apr. 1, 2004—Sept. 30, 2004)	FY 2004 (Apr. 1, 2003—Mar. 31, 2004)
	The potential recovery values of rental real estate and idle assets have been calculated based on net sales value. Buildings and land values are calculated based on an appraisal done by a real estate appraiser. Rental apartment values are calculated based on utility value and future cash flows are discounted at 4.1% to obtain present value.	
6. ———	**6.** Loss on sale of receivables comprises losses recorded on the sale of the installment credit assets of Liang Jing Co., Ltd. to the International Bank of Taipei.	**6.** ———
7. Impairment loss on deposits for golf club memberships comprised impairment losses on golf club memberships.	**7.** Impairment loss on deposits for golf club memberships comprised impairment losses on golf club memberships.	**7.** Impairment loss on deposits for golf club memberships comprised impairment losses on golf club memberships.
8. ———	**8.** ———	**8.** Special retirement payments is a special added portion resulting from the implementation of a voluntary retirement program.
9. The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income are as follows: (1) Financial revenues are expressed as operating income. Financial revenues exclude all loan interest and dividends at affiliated companies classified under other operations as well as interest and dividends on investment securities. (2) Financial expenses are expressed as operating expenses. Financial expenses exclude all interest paid that cannot be clearly matched to operating income.	**9.** The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income are as follows: (1) Financial revenues are expressed as operating income. (No change) (2) Financial expenses are expressed as operating expenses. (No change)	**9.** The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income are as follows: (1) Financial revenues are expressed as operating income. (No change) (2) Financial expenses are expressed as operating expenses. (No change)

(Footnotes to Consolidated Statements of Cash Flows)

FY 2004 interim period (Apr. 1, 2003—Sept. 30, 2003)		FY 2005 interim period (Apr. 1, 2004—Sept. 30, 2004)		FY 2004 (Apr. 1, 2003—Mar. 31, 2004)	
Relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the interim period is as follows.		Relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the interim period is as follows.		Relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the fiscal year is as follows.	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Cash and deposits	74,169	Cash and deposits	89,867	Cash and deposits	52,233
Short-term loans	87,261	Short-term loans	38,028	Short-term loans	48,994
Total	161,430	Total	127,896	Total	101,228
Time deposits with maturity exceeding three months	(3,152)	Time deposits with maturity exceeding three months	(77)	Time deposits with maturity exceeding three months	(87)
Short-term loans excluding repurchase agreements	—	Short-term loans excluding repurchase agreements	(30)	Short-term loans excluding repurchase agreements	(30)
Cash and cash equivalents	158,278	Cash and cash equivalents	127,789	Cash and cash equivalents	101,110

(Footnotes to Lease Transactions)

FY 2004 interim period (Apr. 1, 2003—Sept. 30, 2003)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.

(1) Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at the end of the period

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Equipment and fixtures	4,896	2,369	2,527
Intangible fixed assets and other	112	67	44
Total	5,008	2,436	2,571

(2) Equivalent of aggregate future lease payments

(Millions of yen)

Due within one year	1,171
Due after one year	1,485
Total	2,656

(3) Lease fees, equivalent of depreciation and equivalent of interest expense

(Millions of yen)

Lease fees	680
Equivalent of depreciation	619
Equivalent of interest expense	63

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and has a residual value of zero.

(5) Method of calculation of equivalent of interest expense

The equivalent of interest expense is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Operating leases

Unexpired leases

(Millions of yen)

Due within one year	104
Due after one year	162
Total	267

FY 2005 interim period (Apr. 1, 2004—Sept. 30, 2004)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.

(1) Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at the end of the period

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Equipment and fixtures	4,117	2,715	1,402
Intangible fixed assets and other	106	79	26
Total	4,223	2,795	1,428

(2) Equivalent of aggregate future lease payments

(Millions of yen)

Due within one year	1,039
Due after one year	472
Total	1,512

(3) Lease fees, equivalent of depreciation and equivalent of interest expense

(Millions of yen)

Lease fees	568
Equivalent of depreciation	522
Equivalent of interest expense	38

(4) Method of calculation of equivalent of depreciation

(No change)

(5) Method of calculation of equivalent of interest expense

(No change)

2. Operating leases

Unexpired leases

(Millions of yen)

Due within one year	104
Due after one year	65
Total	170

FY 2004 (Apr. 1, 2003—Mar. 31, 2004)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.

(1) Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at the end of the fiscal year

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Equipment and fixtures	4,310	2,426	1,884
Intangible fixed assets and other	118	80	38
Total	4,429	2,506	1,922

(2) Equivalent of aggregate future lease payments

(Millions of yen)

Due within one year	1,050
Due after one year	937
Total	1,988

(3) Lease fees, equivalent of depreciation and equivalent of interest expense

(Millions of yen)

Lease fees	1,199
Equivalent of depreciation	1,118
Equivalent of interest expense	77

(4) Method of calculation of equivalent of depreciation

(No change)

(5) Method of calculation of equivalent of interest expense

(No change)

2. Operating leases

Unexpired leases

(Millions of yen)

Due within one year	106
Due after one year	113
Total	219

(Footnotes to Securities)

Securities

I. End of previous interim period (Sept. 30, 2003)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of interim period	Difference
(1) Equity securities	6,157	8,455	2,298
(2) Others	115	146	31
Total	6,272	8,602	2,329

Note: An impairment of ¥0 million was recorded for equity securities within Other securities stated at market value during the interim period. Regarding impairment accounting for Other securities, if the market value of such securities has declined more than 50% below book value at the end of the interim period, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

2. Other securities with no market value and book value per consolidated balance sheet

(Other securities) (Millions of yen)

Non-listed equity securities (excluding OTC-traded equity securities)	1,353
Preference shares	13,300

II. End of interim period under review (Sept. 30, 2004)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of interim period	Difference
(1) Equity securities	5,572	11,280	5,707
(2) Others	115	162	47
Total	5,688	11,443	5,755

2. Other securities with no market value and book value per consolidated balance sheet

(Other securities) (Millions of yen)

Non-listed equity securities (excluding OTC-traded equity securities)	441

Note: An impairment of ¥15 million was recorded for equity securities within Other securities with no market value during the interim period. Regarding impairment accounting for Other securities, if the market value of such securities has declined more than 50% below book value at the end of the interim period, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

Equity securities in Other securities that do not have a market value and for which actual value has notably declined due to deterioration in the financial condition of the issuing company have been adjusted by an impairment charge.

III. End of previous fiscal year (Mar. 31, 2004)

1. Other securities stated at market value

(Millions of yen)

	Acquisition cost	Book value per consolidated balance sheet at end of fiscal year	Difference
(1) Equity securities	6,208	13,037	6,828
(2) Others	115	172	57
Total	6,324	13,210	6,886

Note: Regarding impairment accounting for Other securities, if the market value of such securities has declined more than 50% below book value at the end of fiscal year, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

2. Other securities with no market value and book value per consolidated balance sheet

(Other securities) (Millions of yen)

Non-listed equity securities (excluding OTC-traded equity securities)	451
Preference shares	13,300

(Footnotes to Derivatives Transactions)

Contract Amounts, Fair Value, and Valuation Losses on Derivatives Transactions (Millions of yen)

Object	Transaction	FY2004 interim period (Sept. 30, 2003)			FY2005 interim period (Sept. 30, 2004)			FY2004 fiscal year (Mar. 31, 2004)		
		Contract amount	Fair value	Valuation loss	Contract amount	Fair value	Valuation loss	Contract amount	Fair value	Valuation loss
Interest	Interest rate cap [purchased]	2,000 [3]	0	(3)	—	—	—	—	—	—
Interest	Interest rate swap (Fixed payment /variable received)	32,607	(477)	(477)	54,713	(875)	(875)	41,562	(667)	(667)
Total		34,607	(477)	(481)	54,713	(875)	(875)	41,562	(667)	(667)

(1) Details of Transactions

Promise engages in interest rate cap and interest rate swap transactions.

(2) Policy regarding Transactions

The Company does not independently engage in derivative transactions for trading to achieve short-term buying and selling gains or in transactions for speculative purposes.

(3) Purpose of Transactions

Regarding variable-rate interest payments on procured funds, to avoid the impact of a rise in future market interest rates on fund procurement costs (interest expenses), the Company establishes fixed ceilings using interest rate caps to hedge rises in interest expenses. In addition, the Company uses interest rate swaps to fix its cost of funds procured at variable interest rates.

(4) Transaction Risks

Derivative transactions involve market risk and credit risk. However, market risk resulting from fluctuations in market interest rates is offset by risk resulting from fluctuations in market interest rates on funds procured (liabilities) at variable interest rates. Moreover, the Company believes there is no significant credit risk since it engages in transactions only with large financial institutions.

(5) Risk Management regarding Transactions

Criteria for determining the need for risk hedging as well as specific hedging methods for each type of risk accompanying the execution of finance activities are stipulated by the Company's Finance Regulations. The Treasury Department executes derivatives transactions in accordance with these regulations.

Each derivatives contract is entered into only after obtaining a decision as stipulated by the Work Assignment Regulations. The details of the contract and the aforementioned decision are checked and confirmed by the General Affairs Department, and after a seal is affixed the contract can be executed.

Prior approval from Promise is required for consolidated subsidiaries to execute derivatives transactions. Promise will base its decision on whether to approve or disapprove the derivatives transactions in accordance with standards determined by the Company.

A director in charge will report periodically to the Board of Directors about the management of derivatives transactions, including those of consolidated subsidiaries. The Inspection Department will check the details of the derivatives contracts that have been inspected by the Treasury Department.

(6) Supplementary Explanation on Contract Amounts, Fair Value, and Valuation Losses on Derivatives Transactions

Notional amounts for derivatives transactions listed in Contract amounts, fair value and valuation losses on derivatives transactions are the notional amounts at the end of the respective interim periods (and fiscal year-end). The figures only represent calculations of notional amounts for nominal contract values of interest rate cap and interest rate swap transactions or for transaction settlements. There is no transfer of monetary assets in accordance with the stated amounts, and these amounts do not indicate market risk or credit risk related to derivatives transactions.

Notes: 1. Fair value is calculated based on prices presented by financial institutions.
In calculating fair value, the Company forms a contract for calculating fair value with a third-party institution not involved in the derivatives transaction. The price presented by the financial institution with which the derivatives contract has been formed is then checked to verify fairness, after which fair value can be used.
2. The amount shown in brackets for the contract amount of interest rate caps is the prepaid cap fees on the consolidated balance sheet (interim period), and the corresponding fair value and valuation loss are shown.
3. Derivatives transactions using deferral hedge accounting are excluded.

(Segment Information)

FY 2004 interim period (Apr. 1, 2003–Sept. 30, 2003)	FY 2005 interim period (Apr. 1, 2004–Sept. 30, 2004)	FY 2004 (Apr. 1, 2003–Mar. 31, 2004)
1. Operations by business segment Because the Company's consumer finance business accounts for more than 90% of total operating income and operating profit for all segments, business segment information is omitted.	**1. Operations by business segment** (No change)	**1. Operations by business segment** Because the Company's consumer finance business accounts for more than 90% of total operating income, operating profit and asset value for all segments, business segment information is omitted.
2. Operations by geographic segment Because Japan accounts for more than 90% of the Company's total operating income for all segments, geographic segment information is omitted.	**2. Operations by geographic segment** (No change)	**2. Operations by geographic segment** Because Japan accounts for more than 90% of the Company's total operating income and asset value for all segments, geographic segment information is omitted.
3. Overseas operating income Because overseas operating income accounts for less than 10% of total operating income, overseas operating income information is omitted.	**3. Overseas operating income** (No change)	**3. Overseas operating income** (No change)

(Per Share Data)

FY 2004 interim period (Apr. 1, 2003–Sept. 30, 2003)	FY 2005 interim period (Apr. 1, 2004–Sept. 30, 2004)	FY 2004 (Apr. 1, 2003–Mar. 31, 2004)
Net assets per share ¥5,169.91	Net assets per share ¥5,692.08	Net assets per share ¥5,260.21
Net income per share ¥219.94	Net income per share ¥315.99	Net income per share ¥342.18
The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.	Diluted net income per share ¥315.89	The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.

Note: Calculations of net income per share are based on the following data

FY 2004 interim period (Apr. 1, 2003—Sept. 30, 2003)	FY 2005 interim period (Apr. 1, 2004—Sept. 30, 2004)	FY 2004 (Apr. 1, 2003—Mar. 31, 2004)
Interim net income on consolidated statements of income ¥26,743 million	Interim net income on consolidated statements of income ¥40,080 million	Net income on consolidated statements of income ¥41,576 million
Interim net income for common stock ¥26,743 million	Interim net income for common stock ¥40,080 million	Net income for common stock ¥41,492 million
Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥— million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥— million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥84 million
Principal category of funds not available to shareholders ¥— million	Principal category of funds not available to shareholders ¥— million	Principal category of funds not available to shareholders ¥84 million
Average number of shares outstanding in interim period 121,593 thousand	Average number of shares outstanding in interim period 126,838 thousand	Average number of shares outstanding in fiscal year 121,256 thousand
Major adjustments to interim net income included in the calculation of interim fully diluted net income per share ¥— million	Major adjustments to interim net income included in the calculation of interim fully diluted net income per share ¥— million	Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million
Adjustment to interim net income ¥— million	Adjustment to interim net income ¥— million	Adjustment to net income ¥— million
Major categories of the additional number of shares included in the calculation of interim fully diluted net income per share New share subscription rights — thousand	Major categories of the additional number of shares included in the calculation of interim fully diluted net income per share New share subscription rights 42 thousand	Major categories of the additional number of shares included in the calculation of fully diluted net income per share New share subscription rights — thousand
Additional number of shares — thousand	Additional number of shares 42 thousand	Additional number of shares — thousand
A summary of latent shares is not included in calculations of interim diluted net income per share because there were no shares with a dilutive effect during the period. (1) Treasury stock held for stock option: 351,000 shares (2) Warrant for stock option: 718,500 shares There were 707,950 shares with new share acquisition rights as of Sept. 30, 2003, reflecting a 10,550 decrease in the number of shares with acquisition rights owing to the loss of rights.	A summary of latent shares is not included in calculations of interim diluted net income per share because there were no shares with a dilutive effect during the period. (1) (No change) (2) ———	A summary of latent shares is not included in calculations of diluted net income per share because there were no shares with a dilutive effect during the fiscal year. (1) (No change) (2) Warrant for stock option: 611,750 shares There were 470,000 shares with new share acquisition rights as of Mar. 31, 2004, reflecting a 141,750 decrease in the number of shares with acquisition rights owing to the loss of rights.

4. Business Results

(1) Operating Income

(Millions of yen)

Classification		FY 2004 interim period (Apr. 1, 2003–Sept. 30, 2003)		FY 2005 interim period (Apr. 1, 2004–Sept. 30, 2004)		FY 2004 (Apr. 1, 2003–Mar. 31, 2004)	
		Amount	%	Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	188,720	93.4	177,757	95.3	368,662	94.3
	Collection of written-off loans	2,959	1.5	2,503	1.3	5,384	1.4
	Fees and commissions	2,603	1.3	—	—	2,603	0.7
	Collection of purchased receivables	622	0.3	682	0.4	1,271	0.3
	Other financial revenues	31	0.0	10	0.0	40	0.0
	Subtotal	194,937	96.5	180,954	97.0	377,962	96.7
Operating income from other businesses	Sales	4,817	2.4	1,885	1.0	8,199	2.1
	Other	2,269	1.1	3,765	2.0	4,819	1.2
	Subtotal	7,087	3.5	5,651	3.0	13,018	3.3
Total		202,024	100.0	186,605	100.0	390,980	100.0

Notes: 1. Within Operating income from financing business, Other financial revenues include interest on deposits and loans.
2. Within Operating income from other businesses, Other includes income from the leasing of real estate and commission income.
3. *Collection of written-off loans, Fees and commissions, and collection of purchased receivables, as well as Other in Operating income* from other businesses, are listed within the consolidated statements of income under Other operating income.

(2) Other Indicators

Classification		FY 2004 interim period (Sept. 30, 2003)		FY 2005 interim period (Sept. 30, 2004)		FY 2004 (Mar. 31, 2004)	
		Consolidated	Non-consolidated	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Consumer loans outstanding		1,559,517	1,375,578	1,522,537	1,347,628	1,529,054	1,352,847
(Millions of yen)	Unsecured loans	1,553,489	1,369,779	1,517,675	1,342,940	1,523,667	1,347,657
	Secured loans	6,028	5,799	4,862	4,687	5,387	5,189
Number of customers		3,009,013	2,488,390	2,909,055	2,422,156	2,940,142	2,441,488
	Unsecured loans	3,006,780	2,486,287	2,907,192	2,420,397	2,938,126	2,439,585
	Secured loans	2,233	2,103	1,863	1,759	2,016	1,903
Number of branches		1,699	1,533	1,644	1,479	1,644	1,478
	Staffed branches	535	423	528	418	544	430
	Unstaffed branches	1,164	1,110	1,116	1,061	1,100	1,048
Number of automated contract machines		1,556	1,493	1,509	1,446	1,503	1,440
Number of ATMs		2,018	1,814	1,789	1,733	1,782	1,725
Number of loan processing machines		38	38	339	339	123	123
Number of employees		5,518	4,131	4,579	3,309	4,599	3,323
Loan losses (Millions of yen)		58,352	44,599	53,829	43,495	119,571	93,955
Allowance for credit losses (Millions of yen)		125,046	100,300	130,356	102,400	133,876	108,300
Net income per share (Yen)		219.94	297.66	315.99	291.99	342.18	406.05
Shareholders' equity per share (Yen)		5,169.91	5,074.55	5,692.08	5,576.09	5,260.21	5,155.72

Notes: 1. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
2. Number of automated contract machines is the total number of automated contract machines installed.
3. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
4. Reserve for loan losses includes Allowance for credit losses listed under Other in Investments and advances.

Non-Consolidated Financial Results for the Six-Month Period Ended September 30, 2004

The summary of this document (unaudited) has been translated from the original Japanese document released on October 26, 2004 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company name: Promise Co., Ltd.
Stock Code: 8574
(URL: http://cyber.promise.co.jp/)
Stock Listing: Tokyo Stock Exchange
Head Office: Tokyo

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515
Meeting of Board of Directors for approval of results: October 26, 2004
Interim Dividend System: Applicable
Payment of Interim Dividends: December 1, 2004
Unit Stock System: Applicable (1 unit = 50 shares)

1. Non-Consolidated Financial Results for Interim Period Ended September 2004 (Apr. 1, 2004–Sept. 30, 2004)

(1) Non-Consolidated Operating Results

(Note: In this report, amounts (non-consolidated) of less than one million yen are omitted and per share figures are *rounded down to two decimal places*)

	Operating income		Operating profit		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Six-months ended Sept. 30, 2004	158,123	(2.8)	60,990	50.4	62,199	48.2
Six-months ended Sept. 30, 2003	162,673	(0.4)	40,542	(30.6)	41,964	(29.1)
Year ended Mar. 31, 2004	322,167		82,735		84,434	

	Net income		Net income per share
	Millions of yen	%	Yen
Six-months ended Sept. 30, 2004	37,036	2.3	291.99
Six-months ended Sept. 30, 2003	36,207	5.4	297.66
Year ended Mar. 31, 2004	49,318		406.05

Notes: 1. Average number of shares
Six-months ended Sept. 30, 2004: 126,838,325
Six-months ended Sept. 30, 2003: 121,639,038
Year ended Mar. 31, 2004: 121,278,983
2. Change in accounting method: Applicable
3. Percentages for operating income, operating profit, recurring profit and net income represent percentage changes from the same period of the previous year.

(2) Dividends

	Cash dividends per share for the interim period	Cash dividends per share for the fiscal year
	Yen	Yen
Six-months ended Sept. 30, 2004	50.00	—
Six-months ended Sept. 30, 2003	50.00	—
Year ended Mar. 31, 2004	—	100.00

(3) Non-Consolidated Financial Position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Sept. 30, 2004	1,663,833	749,443	45.0	5,576.09
Sept. 30, 2003	1,699,132	613,575	36.1	5,074.55
Mar. 31, 2004	1,668,134	624,010	37.4	5,155.72

Notes: 1. Number of shares outstanding
Sept. 30, 2004: 134,402,787
Sept. 30, 2003: 120,912,176
Mar. 31, 2004: 121,018,416
2. Number of shares of treasury stock
Sept. 30, 2004: 463,878
Sept. 30, 2003: 5,054,489
Mar. 31, 2004: 4,948,249

2. Forecast for Fiscal Year Ending March 31, 2005 (Apr. 1, 2004–Mar. 31, 2005)

	Operating income	Recurring profit	Net income	Cash dividends per share for full fiscal year	
				Sept. 30, 2004	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Year ending Mar. 31, 2005	312,943	102,500	59,700	50.00	100.00

Reference: Projected net income per share for the fiscal year ending Mar. 31, 2005: ¥456.52

Notes: 1. Projected net income per share for the fiscal year ending Mar. 31, 2005 is calculated based on projected average number of shares of 130,610,194.

2. The above forecasts are based on information currently available to the Company at the time of the release of this report. Actual results could differ materially from projections due to various factors.

Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Classification	FY 2004 interim period (Sept. 30, 2003)		FY 2005 interim period (Sept. 30, 2004)		FY 2004 (Summary) (Mar. 31, 2004)	
	Amount	%	Amount	%	Amount	%
(Assets)						
I Current assets						
1 Cash and deposits	53,356		80,759		44,618	
2 Consumer loans receivable: Principal	1,375,578		1,347,628		1,352,847	
3 Short-term loans	194,465		145,335		159,568	
4 Other	50,058		42,386		53,648	
Allowance for credit losses	(100,300)		(102,400)		(108,300)	
Total current assets	1,573,159	92.6	1,513,709	91.0	1,502,382	90.1
II Fixed assets						
1 Property and equipment	24,862	1.5	67,182	4.0	68,566	4.1
2 Intangible fixed assets	6,198	0.3	5,254	0.3	5,837	0.3
3 Investments and advances	94,912	5.6	77,687	4.7	91,347	5.5
Total fixed assets	125,972	7.4	150;124	9.0	165,751	9.9
Total assets	1,699,132	100.0	1,663,833	100.0	1,668,134	100.0
(Liabilities)						
I Current liabilities						
1 Current portion of long-term debt	194,229		200,231		189,555	
2 Bonds scheduled for redemption within one year	30,000		30,000		50,000	
3 Accrued income taxes	25,398		15,142		12,869	
4 Reserve for bonuses	3,866		3,017		3,110	
5 Accruals for debt guarantees	28		134		70	
6 Other	12,896		10,742		39,595	
Total current liabilities	266,418	15.7	259,267	15.6	295,199	17.7
II Long-term liabilities						
1 Corporate bonds	275,000		255,000		255,000	
2 Long-term debt	520,414		382,712		477,077	
3 Accrued severance indemnities	19,368		14,069		12,688	
4 Allowance for retirement benefits for directors and auditors	265		258		288	
5 Accruals for loss guarantees	2,700		2,700		2,700	
6 Other	1,391		382		1,169	
Total long-term liabilities	819,139	48.2	655,123	39.4	748,923	44.9
Total liabilities	1,085,557	63.9	914,390	55.0	1,044,123	62.6
(Shareholders' equity)						
I Common stock	49,053	2.9	80,737	4.9	49,053	2.9
II Additional paid-in capital						
1 Additional paid-in capital	80,955		112,639		80,955	
2 Other additional paid-in capital	0		14,616		254	
Total additional paid-in capital	80,955	4.7	127,256	7.6	81,210	4.9
III Retained earnings						
1 Legal reserves	12,263		12,263		12,263	
2 Voluntary reserves	448,700		485,700		448,700	
3 Unappropriated income	42,362		43,341		49,427	
Total retained earnings	503,325	29.6	541,304	32.5	510,391	30.6
IV Net unrealized gain on securities	1,447	0.1	3,504	0.2	4,151	0.2
V Treasury stock	(21,207)	(1.2)	(3,359)	(0.2)	(20,795)	(1.2)
Total shareholders' equity	613,575	36.1	749,443	45.0	624,010	37.4
Total liabilities and shareholders' equity	1,699,132	100.0	1,663,833	100.0	1,668,134	100.0

(2) Non-Consolidated Statements of Income

(Millions of yen)

Classification	FY 2004 interim period (Apr.1, 2003—Sept. 30, 2003)		FY 2005 interim period (Apr.1, 2004—Sept. 30, 2004)		FY 2004 (Summary) (Apr.1, 2003—Mar. 31, 2004)	
	Amount	%	Amount	%	Amount	%
I Operating income						
1 Interest on consumer loans	158,826		154,261		314,681	
2 Other operating income	3,846		3,861		7,486	
Total operating income	162,673	100.0	158,123	100.0	322,167	100.0
II Operating expenses						
1 Financial expenses	10,091		9,356		20,136	
2 Other operating expenses	112,039		87,776		219,295	
Total operating expenses	122,131	75.1	97,132	61.4	239,432	74.3
Operating profit	40,542	24.9	60,990	38.6	82,735	25.7
III Non-operating revenues	1,600	1.0	1,692	1.0	2,292	0.7
IV Non-operating expenses	178	0.1	483	0.3	593	0.2
Recurring profit	41,964	25.8	62,199	39.3	84,434	26.2
V Extraordinary income	23,628	14.5	329	0.2	24,238	7.5
VI Extraordinary losses	3,058	1.9	703	0.4	23,549	7.3
Income before income taxes	62,534	38.4	61,825	39.1	85,123	26.4
Income taxes Current	25,524	15.7	14,921	9.4	37,800	11.7
Deferred	803	0.5	9,867	6.3	(1,994)	(0.6)
Total	26,327	16.2	24,788	15.7	35,805	11.1
Net income	36,207	22.2	37,036	23.4	49,318	15.3
Balance carried forward	6,154		6,304		6,154	
Cash dividends	—		—		6,045	
Unappropriated income	42,362		43,341		49,427	

(3) Material Items in Basis of Presentation of Non-Consolidated Financial Statements

FY 2004 interim period (Apr.1, 2003—Sept. 30, 2003)	FY 2005 interim period (Apr.1, 2004—Sept. 30, 2004)	FY 2004 (Apr.1, 2003—Mar. 31, 2004)
1. Standards and Methods for Valuing Assets	**1. Standards and Methods for Valuing Assets**	**1. Standards and Methods for Valuing Assets**
(1) Investment securities Investments in stocks of non-consolidated subsidiaries and affiliates are valued on a cost basis using the moving average method.	(1) Investment securities (No change)	(1) Investment securities (No change)
Other securities [1] Marketable Other securities are stated at market value as of the interim period-end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method.	Other securities [1] (No change)	Other securities [1] Marketable Other securities are stated at market value as of the fiscal year-end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method.
[2] Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.	[2] (No change)	[2] (No change)
(2) Derivatives Derivatives are stated at market value.	(2) Derivatives (No change)	(2) Derivatives (No change)
2. Method of Depreciation of Fixed Assets	**2. Method of Depreciation of Fixed Assets**	**2. Method of Depreciation of Fixed Assets**
(1) Property and equipment Property and equipment are principally depreciated using the declining-balance method. However, buildings (excluding associated equipment) acquired on or after April 1, 1998 are depreciated using the straight-line method over the estimated useful lives of the assets. Moreover, small-sum assets of more than ¥100,000 and less than ¥200,000 are depreciated uniformly over a period of three years. The main useful lives are as follows: Buildings and structures: 3-50 years Equipment and fixtures: 2-20 years	(1) Property and equipment (No change)	(1) Property and equipment (No change)
(2) Intangible fixed assets Intangible fixed assets are depreciated using the straight-line method. However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life. Moreover, small-sum assets of more than ¥100,000 and less than ¥200,000 are amortized uniformly over a period of three years.	(2) Intangible fixed assets (No change)	(2) Intangible fixed assets (No change)

FY 2004 interim period (Apr.1, 2003—Sept. 30, 2003)	FY 2005 interim period (Apr.1, 2004—Sept. 30, 2004)	FY 2004 (Apr.1, 2003—Mar. 31, 2004)
(3) Long-term prepaid expenses Long-term prepaid expenses are amortized on an average basis.	(3) Long-term prepaid expenses (No change)	(3) Long-term prepaid expenses (No change)
3. Accounting Basis for Reserves (1) Allowance for credit losses The allowance for credit losses is provisioned at the actual loss rate. Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding.	**3. Accounting Basis for Reserves** (1) Allowance for credit losses (No change)	**3. Accounting Basis for Reserves** (1) Allowance for credit losses (No change)
(2) Reserve for bonuses Reserve for bonuses to employees on the payroll at the end of the interim period is provisioned based on the expected payment amount.	(2) Reserve for bonuses (No change)	(2) Reserve for bonuses Reserve for bonuses to employees on the payroll at the end of the fiscal year is provisioned based on the expected payment amount.
(3) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the interim period.	(3) Accruals for debt guarantees (No change)	(3) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.
(4) Accrued severance indemnities The amount of accrued severance indemnities for employees is provided based on the amount of the projected benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the interim period is charged to income as incurred. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.	(4) Accrued severance indemnities (No change)	(4) Accrued severance indemnities The amount of accrued severance indemnities for employees is provided based on the amount of the projected benefit obligation and related pension plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of fiscal year as stipulated in the Company's bylaws. (Additional information) Due to the large number of retiring employees at year-end in line with the introduction of a voluntary retirement program, special retirement payments have been recorded as an extraordinary loss.

FY 2004 interim period (Apr.1, 2003—Sept. 30, 2003)	FY 2005 interim period (Apr.1, 2004—Sept. 30, 2004)	FY 2004 (Apr.1, 2003—Mar. 31, 2004)
(5) Allowance for retirement benefits for directors and auditors The past service cost for directors is determined based on the required payment amount at the end of the interim period as stipulated in the Company's bylaws.	(5) Allowance for retirement benefits for directors and auditors (No change)	(5) Allowance for retirement benefits for directors and auditors The past service cost for directors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.
(6) Accruals for loss guarantees The Company has made a provision for estimated loss to cover non-collectible amounts of claims for indemnities due to the sales of investments in subsidiaries.	(6) Accruals for loss guarantees (No change)	(6) Accruals for loss guarantees (No change)
4. Lease Transactions Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.	**4. Lease Transactions** (No change)	**4. Lease Transactions** (No change)
5. Hedging (1) Hedge accounting method The Company uses deferral hedge accounting. Exceptional accounting is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.	**5. Hedging** (1) Hedge accounting method (No change)	**5. Hedging** (1) Hedge accounting method (No change)
(2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment).	(2) Hedging instruments and hedging targets (No change)	(2) Hedging instruments and hedging targets (No change)
(3) Hedging policy The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.	(3) Hedging policy (No change)	(3) Hedging policy (No change)
(4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.	(4) Determining hedging effectiveness (No change)	(4) Determining hedging effectiveness (No change)

FY 2004 interim period (Apr.1, 2003—Sept. 30, 2003)	FY 2005 interim period (Apr.1, 2004—Sept. 30, 2004)	FY 2004 (Apr.1, 2003—Mar. 31, 2004)
(5) Risk management system The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in Financial Regulation. Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors.	(5) Risk management system (No change)	(5) Risk management system (No change)
6. Other Material Items Related to Basis of Presentation of Interim Non-Consolidated Financial Statements (1) Accounting for revenues and expenses Interest on consumer loans Interest on consumer loans is recognized on an accrual basis. For the Company, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate.	**6. Other Material Items Related to Basis of Presentation of Interim Non-Consolidated Financial Statements** (1) Accounting for revenues and expenses Interest on consumer loans (No change)	**6. Other Material Items Related to Basis of Presentation of Non-Consolidated Financial Statements** (1) Accounting for revenues and expenses Interest on consumer loans (No change)
(2) Accounting for consumption taxes National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method. However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant interim balance sheets and are amortized over five years. The difference of suspense consumption tax paid less suspense consumption tax received is recorded in Other in Current liabilities.	(2) Accounting for consumption taxes (No change)	(2) Accounting for consumption taxes National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method. However, consumption taxes not subject to fixed asset related exclusion are recorded in Other in Investments and advances on the relevant balance sheets and are amortized over five years.

(4) Changes in Accounting Practices

FY 2004 interim period (Apr.1, 2003—Sept. 30, 2003)	FY 2005 interim period (Apr.1, 2004—Sept. 30, 2004)	FY 2004 (Apr.1, 2003—Mar. 31, 2004)
———	(Accounting standards for impairment of fixed assets) Beginning with the interim period under review, the Company has adopted accounting standards for impairment of fixed assets (Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002)) and Guidance on Accounting Standards for Impairment of Fixed Assets (Accounting Standards Board of Japan, Practical Guidance No. 6, October 31, 2003). Application of these standards resulted in a reduction of ¥263 million in income before income taxes compared with the previous accounting practices. The cumulative impairment loss after revision has been directly charged to individual asset accounts in accordance with regulations for presenting the interim non-consolidated financial statements.	———

(5) Additional Information

FY 2004 interim period (Apr.1, 2003—Sept. 30, 2003)	FY 2005 interim period (Apr.1, 2004—Sept. 30, 2004)	FY 2004 (Apr.1, 2003—Mar. 31, 2004)
———	The Local Taxes Amendment Law (2003 Law No. 9) was promulgated on March 31, 2003, resulting in the introduction of a pro-forma standard taxation system for fiscal years commencing on or after April 1, 2004. In accordance with the introduction of this system, the added value and asset portions of enterprise tax are recorded in Other operating expenses as given in Practical Solution on Presentation for Corporate Size Based Aspect of Corporate Income Tax on Income Statement (Accounting Standards Board of Japan, Practical Guidance No. 12, February 13, 2004) starting with the interim period under review. As a result of these changes, other operating expenses increased ¥391 million, while operating profit, recurring profit, and income before income taxes decreased ¥391 million.	———

(6) Explanatory Notes

(Footnotes to Non-Consolidated Balance Sheets)

FY 2004 interim period (Sept. 30, 2003)

1. Accumulated depreciation on property and equipment
¥38,006 million

2. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Interim book value
Consumer loans receivable	194,149
Total	194,149

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of interim period
Current portion of long-term debt	54,785
Long-term debt	134,077
Total	188,862

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥333,596 million. Corresponding liabilities were long-term debt of ¥319,291 million (including ¥85,347 million current portion of long-term debt) as well as a guaranteed obligation for affiliates of ¥3,300 million.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,369,779 million.

4. Revolving credit facility
Within lending commitment line contracts for consumer loans, ¥1,375,011 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was ¥356,325 million (including ¥275 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

FY 2005 interim period (Sept. 30, 2004)

1. Accumulated depreciation on property and equipment
¥32,559 million

2. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Interim book value
Consumer loans receivable	161,170
Total	161,170

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of interim period
Current portion of long-term debt	56,836
Long-term debt	100,001
Total	156,837

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥273,355 million. Corresponding liabilities were long-term debt of ¥260,213 million (including ¥81,268 million current portion of long-term debt) as well as a guaranteed obligation for affiliates of ¥3,916 million.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,342,940 million.

4. Revolving credit facility
Within lending commitment line contracts for consumer loans, ¥1,347,200 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was ¥350,046 million (including ¥227 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

FY 2004 (Mar. 31, 2004)

1. Accumulated depreciation on property and equipment
¥31,249 million

2. Assets pledged and corresponding liabilities

a) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Consumer loans receivable	185,719
Total	185,719

b) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term debt	49,493
Long-term debt	131,188
Total	180,681

In addition to the above, Promise entered into forward contracts of assigning for consumer loans receivable of ¥310,602 million. Corresponding liabilities were long-term debt of ¥297,315 million (including ¥84,126 million current portion of long-term debt) as well as a guaranteed obligation for affiliates of ¥2,845 million.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were ¥1,347,657 million.

4. Revolving credit facility
Within lending commitment line contracts for consumer loans, ¥1,352,344 million was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was ¥351,936 million (including ¥252 million in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

FY 2004 interim period (Sept. 30, 2003)

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safety.

5. Contingent Liabilities

(1) Guaranteed obligations in the credit guarantee business ¥1,438 million

(2) Warranty obligations ¥37,652 million

This obligation was entailed in the transfer of the entire amount of stock held by Promise in the subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.), and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.

(3) Guarantees of loans to subsidiaries and employees

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
Pal Servicer Co., Ltd.	20,000
PROMISE (HONG KONG) CO., LTD.	10,475
Liang Jing Co., Ltd.	4,158
Net Future Co., Ltd.	500
Plat Corporation	445
Subtotal	35,578
(Employees)	5
Total	35,584

In foreign currency, guaranteed obligations to PROMISE (HONG KONG) CO., LTD. totaled HK$730 million and to Liang Jing Co., Ltd. totaled NT$1,260 million.

FY 2005 interim period (Sept. 30, 2004)

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safety.

5. Contingent Liabilities

(1) Guaranteed obligations in the credit guarantee business ¥3,826 million

(2) Warranty obligations ¥22,138 million

This obligation was entailed in the transfer of the entire amount of stock held by Promise in the subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.), and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.

(3) Guarantees of loans to subsidiaries and employees

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
PROMISE (HONG KONG) CO., LTD.	10,039
Pal Servicer Co., Ltd.	10,000
PROMISE (TAIWAN) Co., Ltd.	1,432
Plat Corporation	186
Subtotal	21,657
(Employees)	2
Total	21,659

In foreign currency, guaranteed obligations to PROMISE (HONG KONG) CO., LTD. totaled HK$705 million.

FY 2004 (Mar. 31, 2004)

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other credible reasons, each contract contains a provision in which the Company can deny financing for loan applications and upwardly or downwardly revise the maximum credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safety.

5. Contingent Liabilities

(1) Guaranteed obligations in the credit guarantee business ¥2,778 million

(2) Warranty obligations ¥29,858 million

This obligation was entailed in the transfer of the entire amount of stock held by Promise in the subsidiary GC Co., Ltd. to General Electric Capital Consumer Finance Co., Ltd. (currently GE Consumer Finance Co., Ltd.), and represents the remaining balance of obligations that fall under the category of warranty obligations, which are only one portion of Company debt obligations.

(3) Guarantees of loans to subsidiaries and employees

(Millions of yen)

Borrower	Guarantee amount
(Subsidiaries)	
Pal Servicer Co., Ltd.	10,000
PROMISE (HONG KONG) CO., LTD.	9,959
Liang Jing Co., Ltd.	3,824
Net Future Co., Ltd.	500
Plat Corporation	258
Subtotal	24,541
(Employees)	2
Total	24,544

In foreign currency, guaranteed obligations to PROMISE (HONG KONG) CO., LTD. totaled HK$735 million and to Liang Jing Co., Ltd. totaled NT$1,195 million.

<table>
<tr><th>FY 2004 interim period
(Sept. 30, 2003)</th><th>FY 2005 interim period
(Sept. 30, 2004)</th><th>FY 2004
(Mar. 31, 2004)</th></tr>
<tr>
<td>6. Status of non-performing loans
(Millions of yen)
Classification / Amount
Credits of bankrupt borrowers: 3,322
Delinquent loans: 282
Delinquent loans three months or more past the due date: 15,439
Restructured loans: 41,634
Total: 60,678</td>
<td>6. Status of non-performing loans
(Millions of yen)
Classification / Amount
Credits of bankrupt borrowers: 1,111
Delinquent loans: 160
Delinquent loans three months or more past the due date: 12,990
Restructured loans: 54,102
Total: 68,364</td>
<td>6. Status of non-performing loans
(Millions of yen)
Classification / Amount
Credits of bankrupt borrowers: 1,135
Delinquent loans: 160
Delinquent loans three months or more past the due date: 11,132
Restructured loans: 47,254
Total: 59,681</td>
</tr>
<tr>
<td>(1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings, whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.</td>
<td>(1) (No change)</td>
<td>(1) (No change)</td>
</tr>
<tr>
<td>(2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.</td>
<td>(2) (No change)</td>
<td>(2) (No change)</td>
</tr>
<tr>
<td>(3) Delinquent loans three months or more past the due date are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.</td>
<td>(3) (No change)</td>
<td>(3) (No change)</td>
</tr>
<tr>
<td>(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans three months or more past the due date, as described above.
Of ¥41,634 million in restructured loans, restructured loans which are 30 days or less past due were ¥37,692 million.</td>
<td>(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans three months or more past the due date, as described above.
Of ¥54,102 million in restructured loans, restructured loans which are 30 days or less past due were ¥49,486 million.</td>
<td>(4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans three months or more past the due date, as described above.
Of ¥47,254 million in restructured loans, restructured loans which are 30 days or less past due were ¥42,674 million.</td>
</tr>
</table>

FY 2004 interim period (Sept. 30, 2003)

7. Loan collateral

A repurchase agreement of ¥86,961 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The interim market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	56,993
Securities	25,970
Beneficial interest in trust	3,969
Total	86,933

8. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows.

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	50
Contracts exercised	—
Difference	50

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	222,750
Contracts exercised	—
Difference	222,750

FY 2005 interim period (Sept. 30, 2004)

7. Loan collateral

A repurchase agreement of ¥37,998 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The interim market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	24,998
Securities	12,999
Total	37,998

8. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows.

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	50
Contracts exercised	—
Difference	50

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	245,500
Contracts exercised	—
Difference	245,500

FY 2004 (Mar. 31, 2004)

7. Loan collateral

A repurchase agreement of ¥48,964 million is included in Short-term loans.

Consequently, marketable securities are accepted as collateral from the seller of repurchased marketable securities.

The market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	32,994
Securities	12,996
Beneficial interest in trust	2,970
Total	48,961

8. The unutilized balance from overdraft contracts on current accounts (including contracts based on overdraft contracts on current accounts) and contracts for the commitment line of loans are as follows.

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	50
Contracts exercised	—
Difference	50

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	240,140
Contracts exercised	—
Difference	240,140

(Footnotes to Non-Consolidated Statements of Income)

FY 2004 interim period (Apr. 1, 2003—Sept. 30, 2003)	FY 2005 interim period (Apr. 1, 2004—Sept. 30, 2004)	FY 2004 (Apr. 1, 2003—Mar. 31, 2004)
1. Financial expenses (Millions of yen) Interest expense 6,296 Bond interest 2,924 Bond issue expenses 95	**1. Financial expenses** (Millions of yen) Interest expense 5,752 Bond interest 2,620 Bond issue expenses 67	**1. Financial expenses** (Millions of yen) Interest expense 12,654 Bond interest 5,657 Bond issue expenses 95
2. Depreciation (Millions of yen) Property and equipment 1,727 Intangible fixed assets 1,435	**2. Depreciation** (Millions of yen) Property and equipment 2,222 Intangible fixed assets 849	**2. Depreciation** (Millions of yen) Property and equipment 3,583 Intangible fixed assets 2,307
3. Non-operating revenues (Millions of yen) Interest on loans 121 Dividend income 1,071 Equity in earnings of Tokumei Kumiai 197	**3. Non-operating revenues** (Millions of yen) Interest on loans 112 Dividend income 1,092 Equity in earnings of Tokumei Kumiai 218	**3. Non-operating revenues** (Millions of yen) Interest on loans 245 Dividend income 1,089 Equity in earnings of Tokumei Kumiai 405 Insurance money received and insurance dividend 237
4. Non-operating expenses (Millions of yen) Expense for relocation of branches 54 Cancellation of leasehold deposits 31	**4. Non-operating expenses** (Millions of yen) Write off of new common stock issue expenses 230 Expense for relocation of branches 79 Cancellation of leasehold deposits 45	**4. Non-operating expenses** (Millions of yen) Expense for relocation of branches 321 Cancellation of leasehold deposits 71
5. Extraordinary income (Millions of yen) Proceeds on sale of subsidiaries 23,528	**5. Extraordinary income** (Millions of yen) Gain on sale of investment securities 325	**5. Extraordinary income** (Millions of yen) Proceeds on sale of subsidiaries 23,737
6. Extraordinary losses (Millions of yen) Provision for loss guarantees 2,700	**6. Extraordinary losses** (Millions of yen) Loss on valuation of investments in subsidiaries 303 Impairment loss 263	**6. Extraordinary losses** (Millions of yen) Special retirement payments 18,745 Provision for loss guarantees 2,700

FY 2004 interim period (Apr. 1, 2003–Sept. 30, 2003)	FY 2005 interim period (Apr. 1, 2004–Sept. 30, 2004)	FY 2004 (Apr. 1, 2003–Mar. 31, 2004)
	7. During the interim period under review, the following groups of assets of the Company have been charged with impairment losses.	

Prefecture	Use	Category
Kagawa	Idle asset	Land
Tokyo	Idle asset	Land
Ishikawa	Idle asset	Land
Osaka	Idle asset	Land
Hiroshima	Idle asset	Land

The Company divides its asset groups into the categories of finance and idle assets.

Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of that amount, an impairment loss of ¥263 million was booked as an extraordinary loss.

The potential recovery values of idle land and company housing have been calculated based on net sales value. Buildings and land values are calculated based on an appraisal done by a real estate appraiser.

(Footnotes to Lease Transactions)

FY 2004 interim period (Apr. 1, 2003–Sept. 30, 2003)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.

(1) Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at the end of the interim period

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Vehicles and carriers	520	305	215
Furniture, fixtures and equipment	3,418	1,424	1,994
Total	3,939	1,729	2,209

(2) Equivalent of aggregate future lease payments

(Millions of yen)

Due within one year	989
Due after one year	1,287
Total	2,277

FY 2005 interim period (Apr. 1, 2004–Sept. 30, 2004)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.

(1) Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at the end of the interim period

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Vehicles and carriers	300	203	97
Furniture, fixtures and equipment	3,419	2,274	1,144
Total	3,719	2,478	1,241

(2) Equivalent of aggregate future lease payments

(Millions of yen)

Due within one year	949
Due after one year	367
Total	1,317

FY 2004 (Apr. 1, 2003–Mar. 31, 2004)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee.

(1) Equivalent of acquisition cost, accumulated depreciation and net book value of the leased assets at the end of the fiscal year

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of accumulated depreciation	Equivalent of net book value
Vehicles and carriers	358	244	113
Furniture, fixtures and equipment	3,439	1,867	1,572
Total	3,798	2,112	1,686

(2) Equivalent of aggregate future lease payments

(Millions of yen)

Due within one year	943
Due after one year	797
Total	1,740

FY 2004 interim period (Apr. 1, 2003–Sept. 30, 2003)	FY 2005 interim period (Apr. 1, 2004–Sept. 30, 2004)	FY 2004 (Apr. 1, 2003–Mar. 31, 2004)
(3) Lease fees, equivalent of depreciation and equivalent of interest expense (Millions of yen) Lease fees 551 Equivalent of depreciation 506 Equivalent of interest expense 49	(3) Lease fees, equivalent of depreciation and equivalent of interest expense (Millions of yen) Lease fees 500 Equivalent of depreciation 463 Equivalent of interest expense 29	(3) Lease fees, equivalent of depreciation and equivalent of interest expense (Millions of yen) Lease fees 1,008 Equivalent of depreciation 950 Equivalent of interest expense 61
(4) Method of calculation of equivalent of depreciation Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and has a residual value of zero.	(4) Method of calculation of equivalent of depreciation (No change)	(4) Method of calculation of equivalent of depreciation (No change)
(5) Method of calculation of equivalent of interest expense The equivalent of interest expense is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.	(5) Method of calculation of equivalent of interest expense (No change)	(5) Method of calculation of equivalent of interest expense (No change)
2. Operating leases Unexpired leases (Millions of yen) Due within one year 97 Due after one year 146 Total 244	**2. Operating leases** Unexpired leases (Millions of yen) Due within one year 97 Due after one year 48 Total 146	**2. Operating leases** Unexpired leases (Millions of yen) Due within one year 97 Due after one year 97 Total 195

(Footnotes to Securities)

At the end of the previous interim period, there were no securities with market value among subsidiaries and affiliates.

At the end of the interim period under review, there were no securities with market value among subsidiaries and affiliates.

At the end of the previous fiscal year, there were no securities with market value among subsidiaries and affiliates.

(Per Share Data)

FY 2004 interim period (Apr. 1, 2003–Sept. 30, 2003)	FY 2005 interim period (Apr. 1, 2004–Sept. 30, 2004)	FY 2004 (Apr. 1, 2003–Mar. 31, 2004)
Net assets per share ¥5,074.55	Net assets per share ¥5,576.09	Net assets per share ¥5,155.72
Net income per share ¥297.66	Net income per share ¥291.99	Net income per share ¥406.05
The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.	Diluted net income per share ¥291.89	The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.

Note: Calculations of net income per share are based on the following data.

FY 2004 interim period (Apr. 1, 2003–Sept. 30, 2003)	FY 2005 interim period (Apr. 1, 2004–Sept. 30, 2004)	FY 2004 (Apr. 1, 2003–Mar. 31, 2004)
Interim net income on non-consolidated statements of income ¥36,207 million	Interim net income on non-consolidated statements of income ¥37,036 million	Net income on non-consolidated statements of income ¥49,318 million
Interim net income for common stock ¥36,207 million	Interim net income for common stock ¥37,036 million	Net income for common stock ¥49,245 million
Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥— million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥— million	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits ¥73 million
Principal category of funds not available to shareholders ¥— million	Principal category of funds not available to shareholders ¥— million	Principal category of funds not available to shareholders ¥73 million
Average number of shares outstanding in interim period 121,639 thousand	Average number of shares outstanding in interim period 126,838 thousand	Average number of shares outstanding in fiscal year 121,278 thousand
Major adjustments to interim net income included in the calculation of interim fully diluted net income per share ¥— million	Major adjustments to interim net income included in the calculation of interim fully diluted net income per share ¥— million	Major adjustments to net income included in the calculation of fully diluted net income per share ¥— million
Adjustment to interim net income ¥— million	Adjustment to interim net income ¥— million	Adjustment to net income ¥— million
Major categories of the additional number of shares included in the calculation of interim fully diluted net income per share New share subscription rights — thousand	Major categories of the additional number of shares included in the calculation of interim fully diluted net income per share New share subscription rights 42 thousand	Major categories of the additional number of shares included in the calculation of fully diluted net income per share New share subscription rights — thousand
Additional number of shares — thousand	Additional number of shares 42 thousand	Additional number of shares — thousand
A summary of latent shares is not included in calculations of interim diluted net income per share because there were no shares with a dilutive effect during the period. (1) Treasury stock held for stock option: 351,000 shares (2) Warrant for stock option: 718,500 shares There were 707,950 shares with new share acquisition rights as of Sept. 30, 2003, reflecting a 10,550 decrease in the number of shares with acquisition rights owing to the loss of rights.	A summary of latent shares is not included in calculations of interim diluted net income per share because there were no shares with a dilutive effect during the period. (1) (No change) (2) ———	A summary of latent shares is not included in calculations of diluted net income per share because there were no shares with a dilutive effect during the fiscal year. (1) (No change) (2) Warrant for stock option: 611,750 shares There were 470,000 shares with new share acquisition rights as of Mar. 31, 2004, reflecting a 141,750 decrease in the number of shares with acquisition rights owing to the loss of rights.


PROMISE

January 18, 2005

Company name: Promise Co., Ltd.
Stock Code: 8574; First Section of Tokyo Stock Exchange

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3213-2545
E-mail: ir@promise.co.jp

Acquisition of Shares of At-Loan Co., Ltd. (Conversion to Subsidiary)

In a meeting of the Board of Directors held today, January 18, 2005, Promise Co., Ltd. (Promise), decided to acquire shares of At-Loan Co., Ltd. (At-Loan), through a third-party allotment, converting the company into a consolidated subsidiary. At-Loan is presently a wholly owned subsidiary of Sumitomo Mitsui Banking Corporation (SMBC). Details are as follows.

1. Reason for share acquisition

On November 12, 2004, Promise and Sumitomo Mitsui Financial Group, Inc. and SMBC agreed in principle to make At-Loan a joint venture for promoting their consumer finance business under their strategic alliance. Based on that agreement, Promise is acquiring shares in At-Loan through a third-party allotment.

2. Outline of Company Being Converted to Subsidiary

(1) Trade name	At-Loan Co., Ltd.
(2) Representative	President: Masaaki Shimojima
(3) Address	1-1, Nishishinjuku 2-chome, Shinjuku-ku, Tokyo
(4) Establishment	June 2000
(5) Principal business activities	Consumer finance
(6) Fiscal year end	March
(7) Number of employees	182 (including part-time employee)
(8) Main offices	Head Office
(9) Paid-in capital	JPY 400 million
(10) Number of shares issued	Common Stock: 500,000 shares
(11) Principal shareholder and ownership of shares outstanding	SMBC: 500,000 shares, 100%

3. Performance trends in recent fiscal years (Millions of yen)

	FY2003 (Apr. 1, 2002—Mar.31, 2003)	FY2004 (Apr. 1, 2003—Mar.31, 2004)
Operating income	7,763	15,006
Operating profit	(8,173)	(1,981)
Recurring profit	(8,137)	(1,905)
Net income	(8,167)	(1,908)
Total assets	72,920	92,712
Shareholders' Equity	2,492	584

4. Seller of shares

Since this is a third-party allotment, there is no seller of shares.

5. Number of shares acquired, purchase price and ownership of shares after acquisition

(1) Shares held before share acquisition 0 shares (Ownership of shares, 0%)
(Number of voting rights, 0)

(2) Number of shares acquired 520,408 shares (Purchase price, JPY 21,024 million)
(Number of voting rights, 520,408)

(3) Shares held after share acquisition 520,408 shares (Ownership of shares, 51.00%)
(Number of voting rights, 520,408)

6. Outline of subsidiary after allotment

(1) Trade name At-Loan Co., Ltd.

(2) Representative President: Masaaki Shimojima

(3) Address 1-1, Nishishinjuku 2-chome, Shinjuku-ku, Tokyo

(4) Paid-in capital JPY 10,912 million

(5) Number of shares issued Common Stock: 1,020,408 shares

(6) Principal shareholders and ownership of shares outstanding Promise: 520,408 shares, 51.00%
SMBC: 500,000 shares, 49.00%

7. Acquisition Schedule

January 18, 2005 Decision by Board of Directors of Promise

January 31, 2005 Payment date

8. Perspectives

This transaction is expected to have only minimal impact on the forecast performance of Promise for the fiscal year ending March 2005.

FILE NO. 82-4837



PROMISE

January 26, 2005

Company name: Promise Co., Ltd.
Stock Code: 8574; First Section of Tokyo Stock Exchange

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3213-2545
E-mail: ir@promise.co.jp

Increase in Year-End Cash Dividend

In a meeting of the Board of Directors held today, January 26, 2005, Promise Co., Ltd. (Promise), decided to propose a 5.00 yen increase in its year cash dividend for the fiscal year ending March 2005 at the 44th annual shareholders' meeting, which the Company plans to hold in June 2005. Details are as follows.

1. Reason for increasing dividend

Based on its capital and business alliances with Sumitomo Mitsui Financial Group, Inc., Promise is in the process of taking advantage of and establishing new sources of income. In recognition of the ongoing support of its shareholders, the Company has decided to increase the year-end cash dividend through a 5.00 yen commemorative cash dividend, raising the total year-end dividend to 55.00 yen.

2. FY2005 cash dividends per share (April 1, 2004—March 31, 2005)

(Yen)

	Interim Period	Year-End	Full Year
Previous estimate (Announced on Oct. 26, 2004)	50.00	50.00	100.00
Current revision	50.00*	55.00	105.00
Previous fiscal year (Year ended Mar. 2004)	50.00	50.00	100.00

* Actual base

Consolidated Financial Results for the Nine-Month Period (3Q) Ended December 31, 2004

The summary of this document (unaudited) has been translated from the original Japanese document released on January 26, 2005 for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company name: Promise Co., Ltd. (Stock Code: 8574, Tokyo Stock Exchange)
(URL: http://cyber.promise.co.jp/)

President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
TEL: 81-3-3287-1515

1. Significant Matters Concerning the Preparation of Quarterly Financial Information

(1) Use of simplifications in accounting methods: No

(2) Change in accounting methods in the current fiscal year: Yes

(3) Change in scope of consolidation or application of equity method: Yes
(one newly added consolidated subsidiary)
Details: Previously a subsidiary, PROMISE (TAIWAN) Co., Ltd., was newly included in the scope of consolidation.

2. Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 2005 (Apr. 1, 2004 – Dec. 31, 2004)

(1) Consolidated Operating Results

(Note: In this report, amounts (consolidated) of less than one million yen are omitted and per share figures are rounded down to two decimal places)

	Operating income		Operating profit		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
3Q FY2005	278,748	(6.3)	101,258	41.6	103,029	40.6	61,012	33.3
3Q FY2004	297,473	(3.3)	71,505	(17.0)	73,288	(15.4)	45,769	(5.8)
Year ended Mar. 31, 2004	390,980	(4.8)	87,869	(17.8)	89,858	(16.8)	41,576	(31.5)

	Net income per share	Diluted net income per share
	Yen	Yen
3Q FY2005	471.60	471.46
3Q FY2004	377.11	—
Year ended Mar. 31, 2004	342.18	—

Note: Percentages for operating income, operating profit, recurring profit and net income represent percentage changes from the same period of the previous year.

Summary of Consolidated Operating Results

During the third quarter of the fiscal year ending March 2005, there were concerns that the soaring price of oil and the natural disasters that occurred during the period would cause a slowdown in the Japanese economy. In fact, against a backdrop of a stable global economy and growing domestic demand, the Japanese economy generally remained in an expansionary phase. In tandem with this trend, the employment and personal income environments also steadily improved.

In the consumer finance market, although the number of personal bankruptcy petitions has been continued to decline, the market entrances by IT-related companies and the formation of various inter-industry business alliances related to the consumer finance market pointed clearly toward greater market competition in the future.

Under these conditions, consolidated total operating income decreased ¥18,725 million, or 6.3%, from the same period of the previous fiscal year, to ¥278,748 million reflecting a marginal decline in consumer loans outstanding of the Promise Group's core business, consumer finance. On the other hand, intensified emphasis on loan management supported a substantial decline in credit losses. Recurring profit, therefore, rose ¥29,740 million, or 40.6%, compared with the third quarter of the previous fiscal year, to ¥103,029 million. Net income in the third quarter was also up, advancing ¥15,242 million, or 33.3% year on year, to ¥61,012 million.

Consolidated performance in the third quarter was generally in accordance with the Promise Group's business plan. Therefore, the Group has not revised its fiscal year business performance forecasts made in its announcement of interim performance for the fiscal year ending March 2005.

* Business performance forecasts are made based on the information available at the time of the announcement. Changes in a variety of factors could cause actual performance to differ from those forecasts.

(2) Consolidated Financial Position

	Total assets	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
3Q FY2005	1,667,886	779,644	46.7	5,800.35
3Q FY2004	1,710,824	638,940	37.3	5,284.33
Mar. 31, 2004	1,718,721	636,667	37.0	5,260.21

Consolidated Cash Flows

	Net cash provided by operating activities	Net cash provided by investing activities	Net cash used in financing activities	Cash and cash equivalents at end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
3Q FY2005	63,213	9,182	(84,594)	90,223
3Q FY2004	49,574	67,248	(119,413)	103,608
Year ended Mar. 31, 2004	93,967	28,956	(127,970)	101,110

Summary of Consolidated Financial Position

The following is a summary of consolidated cash flows for the third quarter under review.

On a consolidated basis, cash and cash equivalents (hereinafter, "cash") decreased ¥10,887 million, or 10.8%, from cash at the beginning of the period, to ¥90,223 million. This amount reflected net cash provided by operating activities of ¥63,213 million, net cash provided by investing activities of ¥9,182 million, and net cash used in financing activities of ¥84,594 million.

(Net cash provided by operating activities)

Net cash provided by operating activities for the third quarter amounted to ¥63,213 million, a rise of ¥13,638 million from the same period of the previous fiscal year. The main factors in this increase were a larger decline in consumer loans receivable and lower income taxes paid compared with the same period in the previous fiscal year.

(Net cash provided by investing activities)

Net cash provided by investing activities for the third quarter totaled ¥9,182 million, down ¥58,065 million from the same period of the previous fiscal year. This decline can principally be attributed to the lack of proceeds from sales of investments in subsidiaries compared with the previous year despite an increase in proceeds from sales and redemption of investments in securities. The fall in proceeds from collection of loans receivable also contributed to the decline.

(Net cash used in financing activities)

Net cash used in financing activities for the third quarter was ¥84,594 million, an improvement of ¥34,818 million from the same period of the previous fiscal year. This increase can mainly be attributed to the Company's greater restraint in raising funds through loans or bond issues, instead raising funds through a third-party allotment and the sale of treasury stock to Sumitomo Mitsui Banking Corporation.

(Appendix)

Consolidated Financial Statements

(1) Summary of Consolidated Balance Sheets

(Millions of yen)

Classification	3Q FY2005 (Dec. 31, 2004)	3Q FY2004 (Dec. 31, 2003)	Change		FY2004 (Mar. 31, 2004)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
1 Cash and deposits	73,505	70,429	3,075	4.4	52,233
2 Notes and accounts receivable	1,064	7,936	(6,871)	(86.6)	7,439
3 Consumer loans receivable: Principal	1,510,914	1,544,199	(33,284)	(2.2)	1,529,054
4 Other	83,465	107,899	(24,434)	(22.6)	118,227
Allowance for credit losses	(127,848)	(125,980)	(1,868)	1.5	(133,392)
Total current assets	1,541,100	1,604,485	(63,384)	(4.0)	1,573,562
II Fixed assets					
1 Property and equipment	77,800	35,392	42,407	119.8	79,636
2 Intangible fixed assets					
(1) Excess investment cost over net assets of consolidated subsidiaries acquired, net	4,981	5,872	(890)	(15.2)	5,649
(2) Other	5,786	6,313	(527)	(8.3)	6,114
Total intangible fixed assets	10,768	12,186	(1,417)	(11.6)	11,763
3 Investments and advances	38,216	58,759	(20,543)	(35.0)	53,758
Total fixed assets	126,785	106,338	20,446	19.2	145,158
Total assets	1,667,886	1,710,824	(42,937)	(2.5)	1,718,721
(Liabilities)					
I Current liabilities					
1 Short-term borrowings	3,988	5,789	(1,800)	(31.1)	15,423
2 Current portion of long-term debt	198,065	197,268	796	0.4	196,998
3 Commercial paper	—	2,227	(2,227)	(100.0)	1,968
4 Bonds scheduled for redemption within one year	70,000	30,000	40,000	133.3	50,000
5 Reserve for bonuses	1,740	2,235	(495)	(22.2)	3,678
6 Other	30,026	28,384	1,641	5.8	55,157
Total current liabilities	303,819	265,904	37,915	14.3	323,226
II Long-term liabilities					
1 Corporate bonds	215,000	275,000	(60,000)	(21.8)	255,000
2 Long-term debt	350,717	503,637	(152,920)	(30.4)	484,642
3 Accrued severance indemnities	15,029	21,112	(6,083)	(28.8)	13,333
4 Allowance for retirement benefits for directors and auditors	358	361	(3)	(0.9)	361
5 Accruals for loss guarantees	1,385	2,700	(1,314)	(48.7)	2,700
6 Other	1,931	3,167	(1,236)	(39.0)	2,789
Total long-term liabilities	584,421	805,979	(221,557)	(27.5)	758,827
Total liabilities	888,241	1,071,884	(183,642)	(17.1)	1,082,054
(Minority interests)					
Minority interests	—	—	—	—	—
(Shareholders' equity)					
I Common stock	80,737	49,053	31,684	64.6	49,053
II Additional paid-in capital	138,359	92,287	46,071	49.9	92,287
III Retained earnings	560,830	516,723	44,106	8.5	512,784
IV Net unrealized gain on securities	3,662	2,652	1,009	38.1	4,150
V Foreign currency translation adjustments	(624)	(569)	(55)	9.8	(813)
VI Treasury stock	(3,319)	(21,208)	17,888	(84.3)	(20,795)
Total shareholders' equity	779,644	638,940	140,704	22.0	636,667
Total liabilities, minority interest and shareholders' equity	1,667,886	1,710,824	(42,937)	(2.5)	1,718,721

(2) Summary of Consolidated Statements of Income

(Millions of yen)

Classification	3Q FY2005 (Apr. 1, 2004– Dec. 31, 2004)	3Q FY2004 (Apr. 1, 2003– Dec. 31, 2003)	Change		FY2004 (Apr. 1, 2003– Mar. 31, 2004)
	Amount	Amount	Amount	%	Amount
I Operating income					
1 Interest on consumer loans	266,311	279,601	(13,289)	(4.8)	368,662
2 Sales	2,063	6,543	(4,480)	(68.5)	8,199
3 Other operating income	10,374	11,329	(955)	(8.4)	14,118
Total operating income	278,748	297,473	(18,725)	(6.3)	390,980
II Operating expenses					
1 Financial expenses	13,810	16,273	(2,462)	(15.1)	21,398
2 Cost of sales	1,235	5,738	(4,503)	(78.5)	7,151
3 Other operating expenses	162,444	203,955	(41,511)	(20.4)	274,560
Total operating expenses	177,490	225,968	(48,477)	(21.5)	303,111
Operating profit	101,258	71,505	29,752	41.6	87,869
III Non-operating revenues					
1 Interest and dividend income on investments	1,334	1,537	(202)	(13.2)	1,559
2 Equity in net gain of affiliated companies	297	29	268	918.4	94
3 Other	812	742	70	9.5	1,362
Total non-operating revenues	2,444	2,308	135	5.9	3,016
IV Non-operating expenses					
1 Interest expense	68	151	(82)	(54.6)	192
2 Other	604	373	230	61.8	834
Total non-operating expenses	673	525	148	28.2	1,027
Recurring profit	103,029	73,288	29,740	40.6	89,858
V Extraordinary income					
1 Gain on sales of investments in subsidiaries	—	12,876	(12,876)	(100.0)	12,868
2 Other	457	437	20	4.8	505
Total extraordinary income	457	13,313	(12,855)	(96.6)	13,373
VI Extraordinary losses					
1 Net loss on sales or disposal of property and equipment	375	477	(102)	(21.4)	1,862
2 Asset impairment loss	441	—	441	—	—
3 Loss on sale of receivables	384	—	384	—	—
4 Provision for loss guarantees	—	2,700	(2,700)	(100.0)	2,700
5 Special retirement payments	—	—	—	—	18,745
6 Other	16	444	(428)	(96.3)	786
Total extraordinary losses	1,218	3,622	(2,404)	(66.4)	24,094
Income before income taxes	102,269	82,979	19,289	23.2	79,138
Income taxes Current	32,135	42,039	(9,904)	(23.6)	41,283
Income taxes Deferred	9,333	(4,829)	14,162	(293.3)	(3,722)
Minority interest	211	—	211	—	—
Net income	61,012	45,769	15,242	33.3	41,576

(3) Summary of Consolidated Statements of Cash Flows

(Millions of yen)

Classification	3Q FY2005 (Apr. 1, 2004– Dec. 31, 2004)	3Q FY2004 (Apr. 1, 2003– Dec. 31, 2003)	FY2004 (Apr. 1, 2003– Mar. 31, 2004)
	Amount	Amount	Amount
I Operating activities			
1 Income before income taxes	102,269	82,979	79,138
2 Depreciation and amortization	4,981	5,489	6,768
3 Asset impairment loss	441	—	—
4 Loss on sale of receivables	384	—	—
5 Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries	667	631	854
6 Decrease (increase) in allowance for credit losses	(5,638)	19,259	26,856
7 Decrease (increase) in accruals for loss guarantees	(1,314)	2,700	2,700
8 Interest and dividend income on investments	(1,334)	(1,537)	(1,559)
9 Interest expense	68	151	192
10 Equity in net gain of affiliated companies	(297)	(29)	(94)
11 Gain on sales of investment in subsidiaries	—	(12,876)	(12,868)
12 Net loss on sales or disposal of property and equipment	375	477	1,862
13 Special retirement payments	—	—	18,745
14 Decrease in consumer loans receivable: Principal	18,687	15,066	29,572
15 Decrease in sales credits	6,030	1,230	4,185
16 Decrease (increase) in procurement obligations	(6,207)	(2,089)	4,550
17 Other	(7,281)	(6,074)	(10,999)
Subtotal	111,832	105,380	149,904
18 Interest and dividend income	1,334	1,550	1,572
19 Interest expense	(68)	(151)	(192)
20 Special retirement payable	(18,745)	—	—
21 Income taxes paid	(31,138)	(57,203)	(57,316)
Net cash provided by operating activities	63,213	49,574	93,967
II Investing activities			
1 Payment for purchase of property and equipment	(4,837)	(1,108)	(44,389)
2 Proceeds from sales of property and equipment	150	15	31
3 Proceeds from sales and redemption of investments in securities	14,401	1,304	1,569
4 Proceeds from sales of investments in subsidiaries	—	25,255	25,247
5 Proceeds from collection of loans receivable	31	41,806	41,816
6 Other	(563)	(25)	4,681
Net cash provided by investing activities	9,182	67,248	28,956
III Financing activities			
1 Net repayment on commercial paper	(2,039)	(257)	(420)
2 Proceeds from short-term borrowings	27,507	55,574	71,670
3 Repayments of short-term borrowings	(39,115)	(71,580)	(77,769)
4 Proceeds from long-term debt	33,399	139,284	177,314
5 Repayments of long-term debt	(166,500)	(198,115)	(255,111)
6 Proceeds from issuance of bonds, net of expenses	9,922	14,896	14,896
7 Redemption of bonds	(30,000)	(32,000)	(32,000)
8 Proceeds from issuance of shares	63,137	—	—
9 Proceeds from sale of treasury stock	31,869	489	1,159
10 Increase in treasury stock	(5)	(15,415)	(15,417)
11 Cash dividends paid	(12,770)	(12,291)	(12,291)
Net cash used in financing activities	(84,594)	(119,413)	(127,970)
IV Effect of exchange rate changes on cash and cash equivalents	997	(49)	(91)
V Net decrease in cash and cash equivalents	(11,201)	(2,640)	(5,138)
VI Cash and cash equivalents at beginning of the period	101,110	105,760	105,760
VII Effect of the increase in scope of consolidated subsidiaries	313	487	487
VIII Cash and cash equivalents at end of the period	90,223	103,608	101,110

(Segment Information)

1. Operations by business segment

3rd quarter of fiscal 2005 (Apr. 1, 2004 – Dec. 31, 2004) and 3rd quarter of fiscal 2004 (Apr. 1, 2003 – Dec. 31, 2003)

Because the Company's consumer financing business accounts for more than 90% of total operating income and operating profit, business segment information is omitted.

2. Operations by geographic segment

3rd quarter of fiscal 2005 (Apr. 1, 2004 – Dec. 31, 2004) and 3rd quarter of fiscal 2004 (Apr. 1, 2003 – Dec. 31, 2003)

Because Japan accounts for more than 90% of the Company's total operating income, geographic segment information is omitted.

3. Overseas operating income

3rd quarter of fiscal 2005 (Apr. 1, 2004 – Dec. 31, 2004) and 3rd quarter of fiscal 2004 (Apr. 1, 2003 – Dec. 31, 2003)

Because overseas operating income accounts for less than 10% of total operating income, overseas operating income information is omitted.

Consolidated Business Results

(1) Operating Income

(Millions of yen)

Classification		3Q FY2005 (Apr. 1, 2004–Dec. 31, 2004)		3Q FY2004 (Apr. 1, 2003–Dec. 31, 2003)		FY2004 (Apr. 1, 2003–Mar. 31, 2004)	
		Amount	%	Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	266,311	95.5	279,601	94.0	368,662	94.3
	Collection of written-off loans	3,726	1.3	4,211	1.4	5,384	1.4
	Fees and commissions	—	—	2,603	0.9	2,603	0.7
	Collection of purchased receivables	1,011	0.4	923	0.3	1,271	0.3
	Other financial revenues	15	0.0	36	0.0	40	0.0
	Subtotal	271,065	97.2	287,376	96.6	377,962	96.7
Operating income from other businesses	Sales	2,063	0.8	6,543	2.2	8,199	2.1
	Other	5,619	2.0	3,554	1.2	4,819	1.2
	Subtotal	7,682	2.8	10,097	3.4	13,018	3.3
Total		278,748	100.0	297,473	100.0	390,980	100.0

Note: Collection of written-off loans, Fees and commissions, Collection of purchased receivables and Other financial revenues within Operating income from financing business, as well as Other within Operating income from other businesses, are listed in the consolidated statements of income under Other operating income.

(2) Other Indicators

Classification		3Q FY2005 (Apr. 1, 2004–Dec. 31, 2004)	3Q FY2004 (Apr. 1, 2003–Dec. 31, 2003)	FY2004 (Apr. 1, 2003–Mar. 31, 2004)
Consumer loans outstanding		1,510,914	1,544,199	1,529,054
(Millions of yen)	Unsecured loans	1,506,324	1,538,424	1,523,667
	Secured loans	4,590	5,774	5,387
Number of customers		2,877,382	2,969,553	2,940,142
	Unsecured loans	2,875,603	2,967,405	2,938,126
	Secured loans	1,779	2,148	2,016
Number of branches		1,645	1,696	1,644
	Staffed branches	530	543	544
	Unstaffed branches	1,115	1,153	1,100
Number of automated contract machines		1,510	1,556	1,503
Number of ATMs		1,925	2,012	1,782
Number of loan processing machines		473	60	123
Number of employees		4,659	5,421	4,599
Loan losses (Millions of yen)		79,637	85,938	119,571
Allowance for credit losses (Millions of yen)		128,336	126,386	133,876
Net income per share (Yen)		471.60	377.11	342.18
Shareholders' equity per share (Yen)		5,800.35	5,284.33	5,260.21

Notes: 1. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
2. Number of automated contract machines is the total number of automated contract machines installed.
3. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
4. Reserve for loan losses includes Allowance for credit losses listed under Other in Investments and advances.

(Reference)

Non-Consolidated Financial Statements

(1) Summary of Non-Consolidated Balance Sheets

(Millions of yen)

Classification	3Q FY2005 (Dec. 31, 2004)	3Q FY2004 (Dec. 31, 2003)	Change		FY2004 (Mar. 31, 2004)
	Amount	Amount	Amount	%	Amount
(Assets)					
I Current assets					
1 Cash and deposits	65,829	62,807	3,022	4.8	44,618
2 Consumer loans receivable:					
Principal	1,336,702	1,364,269	(27,567)	(2.0)	1,352,847
3 Short-term loans	129,942	161,983	(32,041)	(19.8)	159,568
4 Other	46,992	57,241	(10,249)	(17.9)	53,648
Allowance for credit losses	(99,600)	(101,500)	1,900	(1.9)	(108,300)
Total current assets	1,479,866	1,544,801	(64,934)	(4.2)	1,502,382
II Fixed assets					
1 Property and equipment	67,170	24,217	42,953	177.4	68,566
2 Intangible fixed assets	5,468	6,008	(539)	(9.0)	5,837
3 Investments and advances	77,023	96,033	(19,009)	(19.8)	91,347
Total fixed assets	149,662	126,259	23,403	18.5	165,751
Total assets	1,629,529	1,671,060	(41,531)	(2.5)	1,668,134
(Liabilities)					
I Current liabilities					
1 Current portion of long-term debt	194,645	193,472	1,173	0.6	189,555
2 Bonds scheduled for redemption within one year	70,000	30,000	40,000	133.3	50,000
3 Accrued income taxes	14,076	15,280	(1,203)	(7.9)	12,869
4 Reserve for bonuses	1,414	1,887	(472)	(25.0)	3,110
5 Accruals for debt guarantees	149	43	106	246.5	70
6 Other	14,271	12,932	1,338	10.4	39,595
Total current liabilities	294,557	253,615	40,941	16.1	295,199
II Long-term liabilities					
1 Corporate bonds	215,000	275,000	(60,000)	(21.8)	255,000
2 Long-term debt	341,744	491,309	(149,564)	(30.4)	477,077
3 Accrued severance indemnities	14,382	20,486	(6,104)	(29.8)	12,688
4 Allowance for retirement benefits for directors and auditors	269	275	(6)	(2.3)	288
5 Accruals for loss guarantees	1,385	2,700	(1,314)	(48.7)	2,700
6 Other	270	1,276	(1,005)	(78.8)	1,169
Total long-term liabilities	573,052	791,048	(217,996)	(27.6)	748,923
Total liabilities	867,609	1,044,664	(177,054)	(16.9)	1,044,123
(Shareholders' equity)					
I Common stock	80,737	49,053	31,684	64.6	49,053
II Additional paid-in capital					
1 Additional paid-in capital	112,639	80,955	31,684	39.1	80,955
2 Other additional paid-in capital	14,642	0	14,642	17,359,475.7	254
Total additional paid-in capital	127,282	80,955	46,326	57.2	81,210
III Retained earnings					
1 Legal reserves	12,263	12,263	—	—	12,263
2 Voluntary reserves	485,700	448,700	37,000	8.2	448,700
3 Unappropriated retained earnings	55,593	53,978	1,614	3.0	49,427
Total retained earnings	553,556	514,942	38,614	7.5	510,391
IV Net unrealized gain on securities	3,662	2,652	1,009	38.1	4,151
V Treasury stock	(3,319)	(21,208)	17,888	(84.3)	(20,795)
Total shareholders' equity	761,919	626,396	135,522	21.6	624,010
Total liabilities and shareholders' equity	1,629,529	1,671,060	(41,531)	(2.5)	1,668,134

(2) Summary of Non-Consolidated Statements of Income

(Millions of yen)

Classification		3Q FY2005 (Apr. 1, 2004– Dec. 31, 2004)	3Q FY2004 (Apr. 1, 2003– Dec. 31, 2003)	Change		FY2004 (Apr. 1, 2003– Mar. 31, 2004)
		Amount	Amount	Amount	%	Amount
I Operating income						
1 Interest on consumer loans		230,944	237,484	(6,540)	(2.8)	314,681
2 Other operating income		5,719	5,629	89	1.6	7,486
Total operating income		236,663	243,114	(6,450)	(2.7)	322,167
II Operating expenses						
1 Financial expenses		13,538	15,104	(1,565)	(10.4)	20,136
2 Other operating expenses		130,575	160,890	(30,315)	(18.8)	219,295
Total operating expenses		144,114	175,994	(31,880)	(18.1)	239,432
Operating profit		92,549	67,119	25,430	37.9	82,735
III Non-operating revenues		1,939	1,861	78	4.2	2,292
IV Non-operating expenses		521	276	244	88.2	593
Recurring profit		93,968	68,703	25,264	36.8	84,434
V Extraordinary income		456	24,180	(23,724)	(98.1)	24,238
VI Extraordinary losses		931	3,370	(2,438)	(72.4)	23,549
Income before income taxes		93,492	89,514	3,978	4.4	85,123
Income taxes	Current	29,375	40,210	(10,834)	(26.9)	37,800
	Deferred	8,108	(4,565)	12,673	(277.6)	(1,994)
Net income		56,008	53,869	2,139	4.0	49,318
Balance carried forward		6,304	6,154	149	2.4	6,154
Cash dividends		6,720	6,045	674	11.2	6,045
Unappropriated retained earnings		55,593	53,978	1,614	3.0	49,427

FILE NO. 82-4837

(Excerpt translation)

NEWS RELEASE **PROMISE**

March 17, 2005

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Tel: 03-3213-2545 (Public Relations Department)

(Code No. 8574 The first section of the Tokyo Stock Exchange)

Notice of the reorganization, movement and change of duties assigned to Directors and Executive Officers, and personnel movement

Please take notice that the reorganization, movement and change of duties assigned to Directors and Executive Officers, and personnel movement of Department General Managers will come into force as of April 1, 2005, as described below:

Description

1. Summary of the reorganization:

   [Translation omitted]

2. Movement of Officer (as of April 1, 2005):

New title	Previous title	Name
Part-time Statutory Auditor	Full-time Statutory Auditor	Kazuyuki Furukawa

3. Newly Executive Officer (as of April 1, 2005):

New title	Previous title	Name
Executive Officer	General Manager of Law Department	Hiromichi Ezawa
Executive Officer	General Manager of IT	Masaru Kasori
Executive Officer	General Manager of Human Relation	Masahiro Kudo

New title	Previous title	Name
Executive Officer	General Manager of Total Planning Dept.	Shouichi Azuma

4. Retirement of Executive Officers (as of April 1, 2005)

Duties	Name/Title
General Manager of Management Business Dept.	Nobuo Kato, Executive Officer
In charge of sub Strategic project	Shuichi Suzuki, Executive Officer

* Mr. Nobuo Kato is expected to assume the office of president of the Company's subsidiaries PAL Servicer Co., Ltd. and Mr. Shuichi Suzuki is expected to assume the office of president of the Company's subsidiaries Plat Corporation, on April 1, 2005.

5. Change of duties assigned to Executive Officers (as of April 1, 2005)

(Translation omitted)

6. Personnel movement of Department General Managers (as of April 1, 2005):

(Translation omitted)

- END -

[For further inquiries]

Promise Co., Ltd., Public Relations Department,

Yoshida, Tamai and Morita

Tel: 03-3213-2545

FILE NO. 82-4837

(Excerpt translation)

NEWS RELEASE **PROMISE**

April 7, 2005

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Tel: 03-3213-2545 (Public Relations Department)

(Code No. 8574 The first section of the Tokyo Stock Exchange)

Notice of Issuance of ¥10 Billion 34th Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue ¥10 billion domestic unsecured straight bonds (due in five years).

Consequently, the balance of bonds of the Company issued and outstanding will account for ¥275 billion of domestic straight bonds.

Description

(Translation omitted)

- END -